SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For April 3, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

**Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile**
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

TABLE OF CONTENTS

telex-Chile
TELECOMUNICACIONES DE CHILE

P R E S S   R E L E A S E

(Free translation of Spanish Original)

FOR IMMEDIATE RELEASE

Contact: **Felipe Pérez - Manager for Corporate Affairs**
Télex-Chile S.A.
Telephone No. (562) 382-5786 - Fax (562) 3825116
Internet e-mail: tlchile@chilesat.net
Web Site Home Page: telex.cl

TELEX-CHILE S.A. AND ITS LONG-DISTANCE AFFILIATE CHILESAT S.A. ANNOUNCE CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

(Santiago, Chile, April 3, 2002). Télex-Chile S.A., (NYSE-TL) announced on Monday April lst its consolidated financial results for the fiscal year ended December 31, 2001, prepared in accordance with Chilean accounting principles.

Telex-Chile S.A. is the parent company of: (i) Chilesat S.A., one of Chile's leading long distance public telephony carriers; (ii) Chilesat Servicios Empresariales S.A., one of the main providers of telecommunications business services in Chile; (iii) Texcom S.A., a holding company which operates a regional business services network through telecommunications affiliates in Latin America and North America

The figures herein contained are presented according to Chilean generally accepted accounting principles, expressed in constant Chilean pesos as of December 31, 2001. The US dollar equivalent information is based on the exchange rate in effect as of December 31, 2001, which was Ch$ 654.79 per US dollar.

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TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

TELEX-CHILE AND CHILESAT CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

HIGHLIGHTS

1. At the Shareholders' Meeting held on December 28, 2001 before the Twenty Eighth Civil Court of Santiago, Télex-Chile S.A. and its subsidiary Chilesat S.A. agreed to a preventive judicial agreement with their respective creditors which renewed the expiry of both companies' financial credits for a further 120 days, aimed at capitalizing them in that space of time into Télex-Chile S.A. and thus resolve both companies' financial situation. Detailed information regarding these agreements is given at the end of this release.

2. Complying with what is established in those agreements and so as to proceed with the aforementioned capitalization, at an Extraordinary Meeting of Shareholders of Télex-Chile S.A. held on January 30, 2002, it was decided to increase the Company's capital in the sum of 263,670,336,297 Chilean pesos with the issue of 7,470,659,529 series-A payment shares and 7,177,692,488 series-B payment shares, at an issue price of 18 Chilean pesos per share, the proceeds of which will be devoted entirely to being subscribed and paid for by the shareholders and/or assignees of the preferential option or, to be subscribed and paid for by the financial creditors with cash down the moment they are subscribed or by capitalizing whatever credits, prior to the issue, that such shareholders or financial creditors of their assignees might have against the Company. Such shares should have been issued, subscribed and paid for within the maximum deadline of 120 consecutive days from December 28, 2001. The issue of the said shares was listed on February 22, 2002 under No. 657 in the Securities Register of the Securities and Insurance Commission of Chile.

3. At a Special Shareholders' Meeting of Télex-Chile S.A. held on March 25, 2002, it was agreed to extend the deadline for subscribing and paying the shares corresponding to the aforesaid increase in capital until May 30, 2002, in view of which the Securities and Insurance Commission of Chile was requested on March 28, 2002 to amend the corresponding listing of this issue of shares in its Securities Register, so as to establish the new deadline agreed by the Shareholders.

   Consequently, once that listing has been recorded with the Securities and Insurance Commission of Chile, the Company will begin the process of placing the aforementioned shares, which should be completed by May 30 2002.

   Should the credits be capitalized in the minimum percentages foreseen in the agreements, Télex-Chile S.A.'s capital would increase approximately by at least 61,486,874,000 Chilean pesos.-

telexChile
TELECOMUNICACIONES DE CHILE

PRESS RELEASE

4. On March 6, 2002, a notice appeared in the newspapers "El Mercurio" of Santiago and "La Tercera", in which the company called Redes Ópticas S.A. initiated a Tender Offer for acquiring 65,392,249 shares belonging to Télex-Chile S.A., consisting of 33,350,047 series-"A" shares and 32,042,202 series-"B" shares, less whatever number of shares is acquired in accordance with the offer that its subsidiary Redes Opticas (Cayman) Corp. made on March 7 2002 in the United States of America for the acquisition of Télex-Chile S.A.'s shares belonging to the so-called "US Holders", as well as the American Depositary Shares belonging to Telex ("ADSs").

   The series A and B shares referred to and object of the Offer, represent altogether 28.69% of Télex-Chile S.A. 's subscribed and paid up capital.

5. Télex-Chile S.A. has posted as of December 31, 2001 negative assets of M$ 27,449,824, (US$ 41.92 million) as a result of losses during the year amounting to M$ 51,839,576, (US$ 79.17 million), heavily influenced by non operating results which came to a negative amount of M$ 42,688,560.-, (US$ 65.19 million) due, mainly, to a significant write-off due to obsolescence of the fixed assets reflected under the heading "other non operating expenditure", which is in addition to the losses for differences in exchange rates and the losses for monetary restatement.

6. During the third quarter of 2001 the wide-band network belonging to the subsidiary Chilesat S.A. went into service on the stretches between Valparaíso and Santiago and Valdivia, using Cisco equipment, and enabling wide-band IP services to be provided to subscribers using DSL technology with their own access networks using copper couples.

7. During the fourth quarter of 2001 the fiber optic network belonging to the subsidiary Chilesat S.A. was finally completed from La Serena to Arica, thus completing coverage between Valdivia and Arica and points in between.

   The foregoing is the result of the company's policy to migrate all of its services to fiber optic, replacing satellite and third party services and this has all added up to more improvements in the quality of services rendered.

8. The Company's Board of Directors agreed to reinforce the management staff of the company, to face the new development stage generated after the implementation of the capitalization process agreed with its financial creditors, for which purpose it designated Mr. Alejandro Rojas Pinaud as new General Manager, Mr. Francisco Samaniego Sangroniz as new Commercial Manager, Mr. Rodrigo Villa Mardel as new Chief Financial Officer and Mr. Marcial Santelices Merello as new Technical Manager, who have significant professional experience and an extended managerial experience in the ambit of their respective activities.

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TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

TELEX-CHILE S.A. CONSOLIDATED

NET RESULTS FISCAL YEAR 2001	NET RESULTS FISCAL YEAR 2000
Ch$ (51,839) million	Ch$ (20.008) million
US$ (79.17) million	US$ (30.56) million

The loss recorded during fiscal year 2001 is mainly explained by:

1.- Negative Operating Result amounting to Ch$ 8,933 million (US$ 13.64 million).-

2.- Negative Non Operating Result amounting to Ch$ 42,688 million (US$ 65.19 million), which was significantly impacted by a write-off due to obsolescence of the fixed assets reflected in the item other non operating expenditure, that is added to a loss due to difference in exchange and to a loss due to monetary adjustment.

Telex-Chile S.A. recorded a consolidated EBITDA of Ch$ 4,813 million (US$ 7.35 million) during fiscal year 2001, that is compared with the EBITDA of Ch$ 10,227 million (US$ 15.62 million) for the same period of the previous year.

CHILESAT S.A. CONSOLIDATED

NET RESULTS FISCAL YEAR 2001	NET RESULTS FISCAL YEAR 2000
Ch$ (33,887) million	Ch$ (6,099) million
US$ (51.75) million	US$ (9.31) million

The loss recorded during fiscal year 2001 is mainly explained by:

1.- Negative Operating Result amounting to Ch$ 4,042 million (US$ 6.17 million).-

2.- Negative Non Operating Result amounting to Ch$ 31,251 million, (US$ 47.73 million), which was significantly impacted by a write-off due to obsolescence of the fixed assets reflected in the item other non operating expenditure, that is added to a loss due to difference in exchange and to a loss due to monetary adjustment.

Chilesat S.A. recorded an EBITDA of Ch$ 7,294 million (US$ 11.14 million) in fiscal year 2001, that is compared with the EBITDA of Ch$ 11,679 million (US$ 17.84 million) for the previous fiscal year.

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P R E S S R E L E A S E

TELEX-CHILE CONSOLIDATED COMPARATIVE RESULTS

(Adjusted at values of December 31, 2001)

Operating Revenues : Consolidated operating revenues of Télex-Chile S.A. amounted in fiscal year 2001 to Ch$ 49,193 million (US$ 75.13 million), representing a decrease of 16.4% with respect to the Ch$ 58,861 million (US$ 89.89 million) recorded in the previous year, which is mainly explained by the following effects on its affiliates:

Revenues of Chilesat S.A. : In fiscal year 2001 revenues amounted to Ch$ 34,180 million (US$ 52.20 million), compared to Ch$ 42,745 million (US$ 65.28 million) recorded in the previous year, decrease that is mainly explained by a significant contraction in its revenues from international traffic exchange with foreign operators.

Revenues of Chilesat Servicios Empresariales S.A. : These revenues loaned through affiliate company Chilesat Servicios Empresariales S.A. amounted to Ch$ 5,075 million (US$ 7.75 million) in fiscal year 2001, that is favorably compared to Ch$ 5,012 million (US$ 5.65 million) in the previous year.

Revenues of Texcom S.A. operations: The revenues from the foreign operations of this subsidiary, which are consolidated with those of Telex-Chile S.A., amounted in fiscal year 2001, to Ch$ 11,305 million (US$ 17.27 million), representing a decrease with respect to Ch$ 13,648 million (US$ 20.84 million) of the previous fiscal year, which is mainly explained by the drop in the revenues of affiliate Colomsat, as a result of the economic recession that has affected Colombia, strongly contracting demand and also due to restrictions that the affiliate has had to face to develop its investments.

Texcom's consolidated revenues include the consolidation of the operations of Colomsat (Colombia), Texcom USA, Perusat (Perú) and Texcom Telecomunicaciones C.A. (Venezuela). In this last case, only until the month of October, 2001, date on which it ceased operations.

Operating costs : Telex-Chile S.A.'s consolidated operating costs amounted during fiscal year 2001 Ch$ 38,665 million (US$ 59.05 million), representing a decrease with respect to Ch$ 39,584 million (US$ 60.45 million) of the previous fiscal year, mainly explained by the effect of the lower revenues mentioned above.

Administrative and Selling Expenses : Télex-Chile S.A.'s total consolidated administrative and selling expenses during fiscal year 2001 amounted to Ch$ 19,461 million (US$ 29.72 million), representing a decrease with respect to Ch$ 21,030 million (US$ 32.12 million) of the previous fiscal year explained by a decrease in the Receivable Accounts Provision due to the improvement experienced at collection levels.

Operating Results : As a result of the previous effects, Telex-Chile S.A. showed negative operating results during fiscal year 2001, amounting to Ch$ 8,933.- million (US$ 13.64 million), compared to an operating loss of Ch$ 1,753.- million (US$ 2.68 million) recorded in the previous fiscal year.

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TELECOMUNICACIONES DE CHILE

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EBITDA : Télex-Chile S.A. recorded during fiscal year 2001 a consolidated EBITDA amounting to Ch$ 4,813 million (US$ 7.35 million), compared to an EBITDA of Ch$ 10,227 million (US$ 15.62 million) reached in the previous fiscal year

Non Operating Results : Telex-Chile S.A. showed negative consolidated non-operating results for fiscal year 2001, of Ch$ 42,688 million (US$ 65.19 million), which were negatively impacted by a difference in the rate of exchange that affected in Ch$ (6,124 million) (US$ 9.35 million), due to financial expenses of Ch$ (10,075) million, (US$ 15.39 million), an adverse effect due to Monetary Adjustment of Ch$ (1,115 million) (US$ 1.70 million) and for the item other operating income and expenses, which resulted negative by Ch$ (25,374) million (US$ 38.75 million), significantly impacted by a write-off due to obsolescence of the fixed asset.

Net Results : Télex-Chile S.A. recorded in fiscal year 2001 a consolidated net loss of Ch$ 51,839 million (US$ 79.17 million), versus a net loss of Ch$ 20,008 million (US$ 30.56 million) recorded during the previous fiscal year, increase that is strongly influenced by the aforementioned non operating results.

ADDITIONAL INFORMATION

At Creditors' Meeting held on December 28 2001 before the Twenty Eighth Civil Court of Santiago, a preventive judicial agreement (the agreement) was reached between the Company and its creditors which extended the expiry of all financial credits against Télex-Chile S.A. for a period of 120 consecutive days from the date previously mentioned, in order to capitalize them and, as a result, resolve the Company's financial situation.

The agreement which the Courts ruled according to a resolution issued that same day, establishes that within the 120 days already mentioned, those of Télex-Chile S.A.'s financial creditors who, will freely decide to do so, will be entitled to capitalize their credits with the Company, including any readjustments and interest, in the terms specified below:

a) Capitalization shall be for a sum of credits that amounts to, including capital and interest, a sum that is equal to or higher than the credits representative of at least 70% of such financial credits, plus whatever liabilities or direct debts are owed by the subsidiary Chilesat S.A. and which are assumed by Télex-Chile S.A. by means of novation due to a change in debtor which, in turn, shall amount to at least 85% of Chilesat S.A.'s direct financial debts.

b) Once the preceding condition has been complied with, all financial credits that have not been capitalized during the period of 120 consecutive days already mentioned, including those of Chilesat S.A. which then became the liabilities of Télex-Chile S.A. as a result of the novation due to a change in debtor, will be renewed for a period of 15 years and paid in one sole installment at the end of that period, without any readjustments or interest.

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TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

c) In order to carry into effect what was previously mentioned, the agreement establishes that Chilesat S.A.'s financial creditors who, will freely decide to do so, may enter into a novation due to change of debtor of their credits, either partially or totally, so that the new debtor of those credits then becomes Télex-Chile S.A. The novated credits will retain their same terms and conditions, as well as their guarantees, which will remain totally unaffected by the novation due to a change in debtor.

Once this novation has been done, the new obligation against Télex-Chile S.A. will be governed by this latter company's preventive judicial agreement, whereby such credits may also be capitalized by Télex-Chile S.A. in the terms already mentioned. Novation due to a change in debtor will be onerous, so as a result thereof, Télex-Chile S.A. will then become Chilesat S.A.'s creditor in the same sum of capital and interest as the credit that has been novated.

This credit of Télex-Chile S.A. against Chilesat S.A. as a result of novation due to a change in debtor, will be compensated in a sum that is the same as the credits that Chilesat S.A. has against Télex-Chile S.A., and any balance that has not been paid by compensation shall be capitalized by Télex-Chile S.A. in Chilesat S.A. within a deadline of 270 consecutive days from the novation due to a change in debtor. For this purpose, Chilesat S.A.'s shareholders, at their Special Shareholders' Meeting and subject to Chilesat S.A.'s agreement having been complied with, shall agree to an increase in capital for such an amount that enables such capitalization to be carried into effect.

d) For carrying the capitalization of the credits mentioned in the agreement, the board of Télex-Chile S.A. was supposed to summon an Extraordinary Meeting of Shareholders that would be held within 30 business days from the date on which the agreement was favorably voted; i.e. from December 28, 2001, aimed at approving an increase in capital by at least 248,498,772,823 Chilean pesos, payable cash down the moment they are subscribed or by capitalizing the credits, at the discretion of whoever subscribes and pays for such shares. The credits may be either direct or indirect against Télex-Chile S.A., and will be valued at their par value, including any readjustments and interest accruing up to the date they are capitalized.

The shareholders' meeting referred to was held on January 30, 2002, in the terms and within the deadline envisaged, and an increase in capital was agreed on that occasion in the sum of 263,670,336,297 Chilean pesos.-

The agreement establishes that the shares that are issued and charged to the increase in capital referred to, will be devoted exclusively to being subscribed and paid for by the shareholders and/or assignees of the preferential option, or subscribed and paid for by the Financial Creditors with the capitalization of any credits prior to the issue that such Financial Creditors or their assignees have against the Company, all of which is in accordance with what is established in numbers 4 and 5 of Section III of the Rules of General Nature N° 30 issued by the Securities and Insurance Commission of Chile.

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TELECOMUNICACIONES DE CHILE

P R E S S R E L E A S E

e) The agreement establishes on the other hand that should the financial credits not be capitalized in the manner and within the deadline mentioned and for the minimum amounts previously indicated, the financial obligations which, in accordance with the terms of the agreement, were renewed, shall be immediately due and payable unless the agreement is amended following the procedure established therein.

f) The agreement establishes that while it remains in force, the receiver mentioned in articles 176 and 199 of the Bankruptcy Law may not intervene and, therefore, Télex-Chile S.A. will not be subject to such receivership.

At the Creditors' Meeting also held on December 28, 2001 and before the same court, the subsidiary Chilesat S.A. and its creditors also submitted themselves to a preventive judicial agreement that is fully consistent with the one its parent company, Télex-Chile S.A., has, and the expiry of the financial credits against Chilesat S.A. are also renewed for a period of 120 consecutive days from the date previously mentioned, in order to undertake the novation due to a change in debtor and thereupon proceed with their capitalization by Télex-Chile S.A. and thus also resolve that subsidiary's financial situation.

Chilesat's agreement also establishes that Télex-Chile S.A.'s credit against it as a result of novation due to a change in debtor, will be compensated by a sum that is equal to whatever credits Chilesat S.A. has against Télex-Chile S.A., and the balance not paid through compensation shall be capitalized by Télex-Chile S.A. in Chilesat S.A. within a deadline of 270 consecutive days from the novation due to a change in debtor and which, for that purpose, the shareholders attending the Extraordinary Meeting of Shareholders and subject to their own agreement having been complied with, shall agree to an increase in capital for an amount that enables such capitalization to be carried into effect.

Télex-Chile S.A. is posting liabilities amounting to M$ 25,205,841 as of this date with its financial creditors while its subsidiary Chilesat S.A. is posting M$ 51,579,747.- Should the conditions envisaged in their respective agreements be implemented in the minimum percentages for capitalization found in letter a) above, Télex-Chile S.A.'s capital will be increased in an approximate amount of at least M$ 61,486,874.-, bearing in mind for the purpose of such capitalization of credits the settling of them without including any interest on arrears, as was agreed in the preventive judicial agreements.

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Telex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the capital increase contemplated in the preventive judicial agreements may fail to be adopted placing Telex-Chile at risk of liquidation; Telex-Chile is at risk of a delisting from the New York Stock Exchange due to a failure to maintain continued

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listing requirements. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

P R E S S

R E L E A S E

telexChile
TELECOMUNICACIONES DE CHILE

P R E S S   R E L E A S E

TELEX-CHILE S.A.
CONSOLIDATED RESULTS AT DECEMBER 31, 2001
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT DECEMBER 31, 2001

INCOME STATEMENT	UP TO 31/12/01 Millions CH$	UP TO 31/12/00 Millions CH$	UP TO 31/12/01 Millions US$	UP TO 31/12/00 Millions US$
REVENUES				
CHILESAT S.A.	34.180	42.745	52,20	65,28
CHILESAT SERVS EMPRESARIALES S.A.	5.075	5.012	7,75	7,65
CHILESAT REDES S.A.	-	289	-	0,44
TELEX CHILE S.A.	1.108	1.207	1,69	1,84
TEXCOM S.A.	11.305	13.648	17,27	20,84
TELSYS S.A.	809	1.094	1,24	1,67
CONSOLIDATION ADJUSTMENTS	(3.284)	(5.134)	(5,02)	(7,84)
TOTAL REVENUES	**49.193**	**58.861**	**75,13**	**89,89**
OPERATING COSTS	(38.665)	(39.584)	(59,05)	(60,45)
GROSS INCOME	**10.528**	**19.277**	**16,08**	**29,44**
S&G A. EXPENSES (Without Provisions)	(17.603)	(16.854)	(26,88)	(25,74)
PROVISION FOR TRADE DEBTORS	(1.858)	(4.176)	(2,84)	(6,38)
S&G A. EXPENSES	(19.461)	(21.030)	(29,72)	(32,12)
OPERATING INCOME	**(8.933)**	**(1.753)**	**(13,64)**	**(2,68)**
+DEPRECIATION AND AMORTIZATION	13.746	11.980	20,99	18,30
EBITDA	**4.813**	**10.227**	**7,35**	**15,62**
NON OPERATING RESULTS				
INTEREST EXPENSES	(10.075)	(9.759)	(15,39)	(14,90)
PRICE LEVEL RESTATEMENT	(1.115)	500	(1,70)	0,76
DIFFERENCE IN EXCHANGE RATE	(6.124)	(2.320)	(9,35)	(3,54)
OTHER NON OPERATING INCOME & EXPENSES	(25.374)	(7.269)	(38,75)	(11,10)
TOTAL NON OPERATING RESULT	**(42.688)**	**(18.848)**	**(65,19)**	**(28,78)**
RESULT BEFORE TAXES	**(51.621)**	**(20.601)**	**(78,84)**	**(31,46)**
INCOME TAXES	(554)	326	(0,85)	0,50
MINORITARY INTEREST	336	267	0,51	0,41
AMORTIZATION NEGATIVE GOODWILL	-	-	-	-
NET RESULT	**(51.839)**	**(20.008)**	**(79,17)**	**(30,56)**

(1) US$=654,79

(2) Texcom Consolidated Revenues include the Consolidation of Texcom USA, Perusat (Peru), Colomsat (Colombia) and Telecomunicaciones C.A. (Venezuela).

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P R E S S R E L E A S E

CHILESAT S.A.
CONSOLIDATED RESULTS AT DECEMBER 31, 2001
(PREPARED IN ACCORDANCE WITH CHILEAN GAAP)
MILLIONS OF US DOLLARS AND CONSTANT CHILEAN PESOS AT DECEMBER 31, 2001

INCOME STATEMENT	UP TO 31/12/01 Millions CH$	UP TO 31/12/00 Millions CH$	UP TO 31/12/01 Millions US$	UP TO 31/12/00 Millions US$
REVENUES				
CHILESAT S.A	34.180	42.745	52,20	65,28
CHILESAT SERVS EMPRESARIALES S.A	5.075	5.012	7,75	7,65
CHILESAT REDES S.A	-	289	-	0,44
CONSOLIDATION ADJUSTMENTS	(383)	(453)	(0,58)	(0,69)
TOTAL REVENUES	**38.872**	**47.593**	**59,37**	**72,68**
OPERATING COSTS	(29.021)	(30.176)	(44,32)	(46,09)
GROSS INCOME	**9.851**	**17.417**	**15,04**	**26,60**
S&G A. EXPENSES (Without Provisions)	(12.053)	(11.623)	(18,41)	(17,75)
PROVISION FOR TRADE DEBTORS	(1.840)	(3.506)	(2,81)	(5,35)
S&G A. EXPENSES	(13.893)	(15.129)	(21,22)	(23,11)
OPERATING INCOME	**(4.042)**	**2.288**	**(6,17)**	**3,49**
+DEPRECIATION AND AMORTIZATION	11.336	9.391	17,31	14,34
EBITDA	**7.294**	**11.679**	**11,14**	**17,84**
NON OPERATING RESULTS				
INTEREST EXPENSES	(6.901)	(6.515)	(10,54)	(9,95)
PRICE LEVEL RESTATEMENT	(594)	(610)	(0,91)	(0,93)
DIFFERENCE IN EXCHANGE RATE	(4.004)	(1.577)	(6,11)	(2,41)
OTHER NON OPERATING INCOME & EXPENSES	(19.752)	(553)	(30,17)	(0,84)
TOTAL NON OPERATING RESULT	**(31.251)**	**(9.255)**	**(47,73)**	**(14,13)**
RESULT BEFORE TAXES	**(35.293)**	**(6.967)**	**(53,90)**	**(10,64)**
INCOME TAXES	(397)	231	(0,61)	0,35
MINORITARY INTEREST	1.803	637	2,75	0,97
AMORTIZATION NEGATIVE GOODWILL	-	-	-	-
NET RESULT	**(33.887)**	**(6.099)**	**(51,75)**	**(9,31)**

(1) US$=654,79

TELEX-CHILE S. A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS

ACTIVOS	Al 31 de diciembre de	
	2001 M$	2000 M$
ACTIVO CIRCULANTE		
Disponible	816,833	702,719
Depósitos a plazo	243,216	602,619
Valores negociables (neto)	296,237	2,545,293
Deudores por ventas (neto)	3,124,542	3,241,732
Documentos por cobrar (neto)	156,458	188,004
Deudores varios	1,218,928	1,200,166
Documentos y cuentas por cobrar empresas relacionadas	1,073,001	3,037,268
Impuestos por recuperar	883,126	888,208
Gastos pagados por anticipado	360,883	588,394
Otros activos circulantes	5,544,555	17,006,242
Total activo circulante	13,717,779	30,000,645
ACTIVO FIJO		
Terrenos	965,958	952,727
Construcciones y obras de infraestructura	48,266,839	49,747,774
Maquinarias y equipos	72,817,108	82,825,174
Otros activos fijos	24,460,626	21,235,572
Depreciación acumulada (menos)	(56,949,601)	(44,034,620)
Total activo fijo neto	89,560,930	110,726,627
OTROS ACTIVOS		
Inversiones en empresas relacionadas	6,529	9,742
Inversiones en otras sociedades	293	293
Menor valor de inversiones	136,469	147,808
Documentos y cuentas por cobrar empresas relacionadas largo plazo	886,787	999,971
Impuestos diferidos largo plazo	-	561,654
Otros	305,421	360,152
Total otros activos	1,335,499	2,079,620
TOTAL ACTIVOS	104,614,208	142,806,892

Las notas adjuntas Nros.1 a 30 forman parte integral de estos estados financieros consolidados.

TELEX-CHILE S. A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS

	Al 31 de diciembre de	
PASIVOS, INGRESOS DIFERIDOS Y PATRIMONIO	**2001** **M$**	**2000** **M$**
PASIVO CIRCULANTE		
Obligaciones con bancos e instituciones financieras a corto plazo	22,105	32,552
Obligaciones con bancos e instituciones financieras largo plazo - porción corto plazo	82,045,251	42,147,991
Obligaciones largo plazo con vencimiento dentro de un año	6,190,367	2,320,809
Cuentas por pagar	13,439,177	10,047,230
Documentos por pagar	253,067	-
Acreedores varios	456,889	531,305
Documentos y cuentas por pagar empresas relacionadas	53,859	26,826
Provisiones	1,258,204	2,327,745
Retenciones	683,313	818,200
Impuesto a la renta	12,778	86,450
Ingresos percibidos por adelantado	947,828	855,432
Otros pasivos circulantes	77,595	24,298
Total pasivo circulante	105,440,433	59,218,838
PASIVO A LARGO PLAZO		
Obligaciones con bancos e instituciones financieras	3,347,693	43,674,812
Documentos por pagar largo plazo	12,896,917	9,279,451
Provisiones largo plazo	4,740,705	-
Otros pasivos a largo plazo	100,433	155,163
Total pasivo a largo plazo	21,085,748	53,109,426
INGRESOS DIFERIDOS	5,273,180	5,530,239
INTERES MINORITARIO	264,671	553,423
PATRIMONIO		
Capital pagado	101,153,178	101,153,178
Sobreprecio en venta de acciones propias	985,010	985,010
Otras reservas	(4,311,348)	(4,309,344)
Reserva futuros dividendos	7,933,064	7,933,064
Pérdidas acumuladas	(79,186,134)	(59,177,955)
Pérdida del ejercicio	(51,839,576)	(20,008,180)
Déficit acumulado período de desarrollo de filiales	(2,184,018)	(2,180,807)
Total patrimonio	(27,449,824)	24,394,966
TOTAL PASIVOS, INGRESOS DIFERIDOS Y PATRIMONIO	104,614,208	142,806,892

Las notas adjuntas Nros.1 a 30 forman parte integral de estos estados financieros consolidados.

TELEX-CHILE S. A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS

	Por los ejercicios terminados al 1 de enero y el 31 de diciembre de	
	2001	**2000**
	M$	**M$**
RESULTADO OPERACIONAL		
Ingresos de explotación	49,193,346	58,861,129
Costo de explotación	(38,665,172)	(39,583,745)
Margen de explotación	10,528,174	19,277,384
Gastos de administración y ventas	(19,461,629)	(21,030,517)
Resultado operacional	(8,933,455)	(1,753,133)
RESULTADO NO OPERACIONAL		
Ingresos financieros	741,591	1,024,519
Utilidad inversiones empresas relacionadas	-	15,548
Otros ingresos fuera de explotación	801,669	1,657,592
Pérdida inversión empresas relacionadas	(177,517)	-
Amortización menor valor de inversiones	(13,118)	(493,509)
Gastos financieros	(10,075,471)	(9,759,374)
Otros egresos fuera de explotación	(26,726,781)	(9,473,845)
Corrección monetaria	(1,115,476)	500,537
Diferencias de cambio	(6,123,457)	(2,319,628)
Resultado no operacional	(42,688,560)	(18,848,160)
Resultado antes de impuesto a la renta	(51,622,015)	(20,601,293)
Impuesto a la renta	(554,135)	326,373
Pérdida antes de interés minoritario	(52,176,150)	(20,274,920)
Interés minoritario	336,574	266,740
Pérdida del ejercicio	(51,839,576)	(20,008,180)

Las notas adjuntas Nros.1 a 30 forman parte integral de estos estados financieros consolidados.

TELEX CHILE S.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

	Al 31 de diciembre de	
	2001 M$	2000 M$
FLUJO ORIGINADO POR ACTIVIDADES DE LA OPERACION		
Recaudación de deudores por ventas	51,274,163	64,977,406
Ingresos financieros percibidos	713,065	373,856
Otros ingresos percibidos	530,865	280,312
Pago a proveedores y personal	(41,965,539)	(47,856,562)
Intereses pagados	(1,712,508)	(5,997,215)
Impuesto a la renta pagado	70,348	(104,200)
Otros gastos pagados	(842,376)	(1,495,764)
Iva y otros similares pagados	(4,047,836)	(5,578,025)
Flujo neto originado por actividades de la operación	4,020,182	4,599,808
FLUJO ORIGINADO POR ACTIVIDADES DE FINANCIAMIENTO		
Obtención de préstamos	-	115,109
Obtención de otros préstamos de empresas relacionadas	-	235,736
Pago de préstamos	(13,210,089)	(453,582)
Otros desembolsos por financiamiento	-	(3,406,920)
Flujo neto utilizado en actividades de financiamiento	(13,210,089)	(3,509,657)
FLUJO ORIGINADO POR ACTIVIDADES DE INVERSION		
Ventas de activo fijo	138,358	14,566
Ventas de inversiones permanentes	-	12,996,786
Ventas de inversiones financieras	13,155,511	-
Recaudación préstamos de empresas relacionadas	986,168	-
Otros ingresos de inversión	172,930	1,062,890
Incorporación de activos fijos	(5,475,215)	(4,950,829)
Inversiones permanentes	-	(426,372)
Inversiones en instrumentos financieros	-	(10,535,566)
Otros desembolsos de inversión	(92,365)	(115,315)
Flujo neto originado por actividades de inversión	8,885,387	(1,953,840)
Flujo neto del ejercicio	(304,520)	(863,689)
Efecto de la inflación sobre el efectivo y efectivo equivalente	(71,801)	(193,941)
Variación neta del efectivo y efectivo equivalente	(376,321)	(1,057,630)
Saldo inicial de efectivo y efectivo equivalente	4,261,008	5,318,638
Saldo final de efectivo y efectivo equivalente	3,884,687	4,261,008

TELEX CHILE S.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO

CONCILIACION ENTRE EL FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACION Y EL RESULTADO DEL EJERCICIO	Por los ejercicios terminados al 31 de diciembre de 2001 M$	2000 M$
Pérdida del ejercicio	(51,839,576)	(20,008,180)
Resultado en venta de activos :		
(Utilidad) Pérdida en ventas de activos fijos	(6,166)	67,759
Utilidad en ventas de inversiones	-	(1,432,610)
Cargos (abonos) a resultado que no representan flujo de efectivo :		
Depreciación del ejercicio	13,600,131	11,825,345
Amortización de intangibles	146,972	237,639
Castigos y provisiones	24,638,063	11,731,338
Utilidad devengada en inversiones en empresas relacionadas	-	(15,548)
Pérdida devengada en inversiones en empresas relacionadas	177,517	-
Amortización menor valor de inversiones	13,118	493,509
Corrección monetaria	1,115,476	(500,537)
Diferencias de cambio	6,123,457	2,319,628
Otros abonos a resultado que no representan flujo de efectivo	(866,440)	(94,345)
Otros cargos a resultado que no representan flujo de efectivo	25,292	880,106
Variación de activos, que afectan al flujo de efectivo :		
Aumento de deudores por ventas	(7,875,363)	(9,037,207)
(Disminución) Aumento de otros activos	497,169	(2,844,497)
Variación de pasivos, que afectan al flujo de efectivo :		
Aumento de cuentas por pagar relacionadas con el resultado de la explotación	7,012,586	5,227,082
Aumento de intereses por pagar	9,003,310	2,837,361
Disminución de impuesto a la renta por pagar	(8,182)	(269,497)
Aumento de otras cuentas por pagar relacionadas con resultados fuera de la explotación	3,041,893	3,647,572
Disminución aumento neto de Impuesto al Valor Agregado y otros similares por pagar	(442,501)	(198,370)
Utilidad del interés minoritario	(336,574)	(266,740)
FLUJO NETO ORIGINADO POR ACTIVIDADES DE LA OPERACION	4,020,182	4,599,808

Las notas adjuntas Nros.1 a 30 forman parte integral de estos estados financieros consolidados.

TELEX-CHILE S.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2001 Y 2000

NOTA 1 - INSCRIPCION EN EL REGISTRO DE VALORES

La Sociedad Matriz se encuentra inscrita en el Registro de Valores con el Nº 0350 y está bajo la fiscalización de la Superintendencia de Valores y Seguros.

La filial Chilesat S.A. se encuentra inscrita en el Registro de Valores con el Nº 0487 y está bajo la fiscalización de la Superintendencia de Valores y Seguros.

NOTA 2 - CRITERIOS CONTABLES APLICADOS

a) Período contable

Los estados financieros que se adjuntan y a los cuales se refieren las presentes notas, corresponden al ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2001, comparado con igual ejercicio del año anterior.

b) Base de preparación

Los presentes estados financieros consolidados han sido preparados de acuerdo con principios contables generalmente aceptados emitidos por el Colegio de Contadores de Chile A.G. y con normas impartidas por la Superintendencia de Valores y Seguros, de existir discrepancias, primarán las normas impartidas por la Superintendencia de Valores y Seguros sobre las primeras.

c) Bases de presentación

Para fines comparativos, las cifras de los estados financieros del ejercicio anterior, fueron actualizadas extracontablemente en el porcentaje de variación del IPC para el ejercicio que ascendió a 3,1%. Además se han reclasificado algunos saldos de 2000, para efectos comparativos.

d) Bases de consolidación

Los presentes estados financieros consolidados incluyen los activos, pasivos, resultados y flujo de efectivo de la Sociedad Matriz y de las filiales. Los montos y efectos de las transacciones efectuadas entre las sociedades consolidadas han sido eliminados y se ha reconocido la participación de los inversionistas minoritarios, presentada como interés minoritario. A continuación se detallan las sociedades filiales que se incluyen en la consolidación:

RUT	Nombre Sociedad	Porcentaje de participación			
		2001			2000
		Directo	Indirecto	Total	Total
88.381.200-K	Chilesat S.A.	99.9900	-	99.9900	99.9900
95.714.000-9	Chilesat Servicios Empresariales S.A.	99.9900	-	99.9900	99.9900
96.628.790-K	Texcom S.A.	98.4432	-	98.4432	98.4432
Panamá	Landana Properties Inc.	100.0000	-	100.0000	100.0000
Islas Caimán	Telex Chile Overseas Ltd.	100.0000	-	100.0000	100.0000
96.756.140-1	Telsys S.A.	99.9997	0.0003	100.0000	100.0000

Al 31 de diciembre de 2001 y 2000 los estados financieros consolidados consideran los activos y pasivos de las siguientes filiales en el extranjero de Texcom S.A.

RUT	Nombre Sociedad	Porcentaje de participación			
		2001			2000
		Directo	Indirecto	Total	Total
Colombia	Colomsat S.A.	-	93.5604	93.5604	93.3832
Venezuela	Texcom Telecomunicaciones C.A.	-	-	-	98.4432
EE UU	Alliston Properties Inc.	-	98.4432	98.4432	98.4432
Panamá	Kroll S.A.	-	98.4432	98.4432	98.4432
EE UU	Telecom. Investments Joint Venture	-	88.5989	88.5989	88.5989
EE UU	NACS Communications Inc.	-	88.5989	88.5989	88.5989
Perú	Perusat S.A.	-	93.6687	93.6687	93.6687

Al 31 de diciembre de 2001 y 2000 los estados financieros consolidados no consideran los activos y pasivos de las siguientes filiales por encontrarse en etapa de desarrollo y puesta en marcha.

RUT	Nombre Sociedad	Porcentaje de participación			
		2001			2000
		Directo	Indirecto	Total	Total
96.928.370-0	Net-Chile S.A.	-	100.0000	100.0000	100.0000

Las filiales que se encuentran en etapa de organización y puesta en marcha no han sido consolidadas, de acuerdo a lo establecido en la Circular Nro. 981 de la Superintendencia de Valores y Seguros.

Información adicional:

Colomsat S.A.

Con fecha 11 de agosto de 2001, Colomsat S.A. efectuó un aumento de capital de M$ 121.680 (valor histórico), equivalente a 461.564 acciones que fueron suscritas y pagadas íntegramente por Texcom S.A., aumentando su participación a un 95,04%.

Con fecha 29 de julio de 2000, Colomsat S.A. efectuó un aumento de capital de M$ 93.455 (valor histórico), equivalente a 203.075 acciones que fueron suscritas y pagadas íntegramente por Texcom S.A., aumentando su participación a un 94,92%.

Perusat S.A.

Con fecha 5 de junio de 2000, Perusat S.A. efectuó un aumento de capital de M$ 280.737 (valor histórico), equivalente a 1.820.603 acciones que fueron suscritas y pagadas íntegramente por Texcom S.A., aumentando su participación a un 95,15%.

Telex Chile Overseas Ltd.

Con fecha 27 de junio de 2001, Télex-Chile S.A. realizó un aporte de capital ascendente a M$ 272.310 (valor histórico).- equivalentes a 435.000 acciones.

Con fecha 30 de marzo de 2000, Télex-Chile S.A. realizó un aporte de capital ascendente a M$ 59.869 (valor histórico).- equivalentes a 119.282 acciones.

Con fecha 30 de mayo de 2000, Télex-Chile S.A. realizó un aporte de capital ascendente a M$ 1.154.340 (valor histórico).- equivalentes a 2.200.000 acciones.

Con fecha 22 de junio de 2000, Télex-Chile S.A. realizó un aporte de capital ascendente a M$ 224.406 (valor histórico).- equivalentes a 420.000 acciones.

Con fecha 26 de diciembre de 2000, Télex-Chile S.A. realizó un aporte de capital ascendente a M$ 295.404 (valor histórico).- equivalentes a 515.000 acciones.

Chilesat Redes S.A.

Con fecha 12 de abril de 2000, la filial Chilesat S.A. absorbió a su filial Chilesat Redes S.A. ya que adquirió 85.382 acciones, equivalentes al 0,85% de la participación accionaria que tenía Chilesat Servicios Empresariales S.A., con lo cual los activos y pasivos de la sociedad absorbida se presentarán en adelante, como parte de los estados financieros de Chilesat S.A.

Telsys S.A.

Con fecha 20 de abril de 2000, la Matriz Télex-Chile S.A. y su filial Chilesat S.A. adquirieron a Sonda S.A. 166.666 y 1 acciones respectivamente, equivalentes al 50% de la participación accionaria que mantenía en la coligada Telsys S.A., con lo cual sus estados financieros serán en adelante consolidados en Télex-Chile S.A.

Con fecha 28 de abril de 2000, la filial Telsys S.A. distribuyó dividendos por M$ 392.102.- acordados en Junta General Ordinaria de Accionistas celebrada el día 20 de abril de 2000.

Texcom Telecomunicaciones C.A.

Durante el mes de noviembre de 2001 esta filial cerró sus operaciones comerciales.

e) Corrección monetaria

Los estados financieros han sido ajustados para reconocer los efectos de la variación en el poder adquisitivo de la moneda ocurrida en los respectivos ejercicios. Para estos efectos se han aplicado las disposiciones vigentes que establecen que los activos y pasivos no monetarios al cierre de cada ejercicio y el patrimonio inicial y sus variaciones, deben actualizarse con efecto en resultados. El índice aplicado fue el Indice de Precios al Consumidor (IPC) publicado por el Instituto Nacional de Estadísticas, que experimentó una variación de 3,1% para el ejercicio comprendido entre el 1 de diciembre de 2000 y el 30 de noviembre de 2001 (4,7% en 2000). Además, los saldos de las cuentas de ingresos y gastos fueron corregidos monetariamente para expresarlos a valores de cierre.

f) Bases de conversión

Al cierre de cada ejercicio los activos y pasivos en moneda extranjera y unidades de fomento han sido traducidos a pesos de acuerdo a las siguientes paridades:

	$ por unidad	
	2001	**2000**
Unidad de fomento	16,262.66	15,769.92
Dólar estadounidense	654.79	573.65

g) Depósitos a plazo

Las inversiones en depósitos a plazo incluyen el capital más reajustes e intereses devengados al cierre de cada ejercicio.

h) Valores negociables

Bajo este titulo se presentan diversas inversiones valorizadas como sigue:

- Acciones: Al menor valor entre el costo de adquisición corregido monetariamente y el valor bursátil de la cartera al cierre de cada ejercicio.

- Fondos mutuos: Al valor de la respectiva cuota al cierre de cada ejercicio.

i) Estimación deudores incobrables

Esta provisión se ha constituido al cierre de cada ejercicio, considerando aquellos saldos que se estiman de dudosa recuperabilidad a base de la antigüedad de las respectivas cuentas por cobrar. Al 31 de diciembre de cada año, la filial Chilesat S.A. mantiene una provisión global considerando la tasa histórica de incobrabilidad que registra dicha Sociedad.

j) Otros activos circulantes

Bajo este título se han clasificado las cuentas por facturar a clientes que corresponden a servicios prestados pendientes de facturar valorizados a las tarifas vigentes para los respectivos servicios. Se incluyen también depósitos a plazo entregados en garantía, registrados a su valor de inversión más intereses y reajustes devengados al cierre del ejercicio. Además se presentan bajo este rubro inversiones en títulos o valores mobiliarios con compromiso de retroventa, valorizados al costo más intereses al cierre de cada ejercicio.

k) Activo fijo

Los bienes del activo fijo se presentan a su valor de adquisición corregido monetariamente, el cual incluye los costos reales de construcción y financiamiento incurridos por las sociedades hasta que los bienes están en condiciones de ser utilizados, aplicándose la tasa real promedio de costo de financiamiento.

l) Depreciación activo fijo

La depreciación ha sido calculada en base al método lineal teniendo en cuenta los años de vida útil remanente de los bienes.

El monto de depreciación del ejercicio asciende a M$ 13.600.131 (M$ 11.825.345 en 2000).

m) Activos en leasing

Los activos fijos adquiridos bajo la modalidad de leasing financiero se registran al valor actual del contrato, el cual se establece descontando el valor de las cuotas periódicas y la opción de compra a la tasa de interés implícita en el respectivo contrato. Por otra parte la respectiva obligación se presenta en la porción a corto plazo y a largo plazo de documentos por pagar neto de sus intereses diferidos.

n) Inversiones en empresas relacionadas

Las inversiones en empresas relacionadas han sido valorizadas de acuerdo a la metodología del Valor Patrimonial Proporcional (VPP), dando reconocimiento a la participación en los resultados sobre base devengada. Consecuentemente con el tratamiento antes descrito, los resultados no realizados originados por transacciones intercompañías han sido eliminados.

El Valor Patrimonial Proporcional de las inversiones en el exterior se ha determinado a base de estados financieros ajustados a principios de contabilidad aplicables en Chile y traducidos a pesos chilenos de acuerdo con el Boletín Técnico Nº 64 del Colegio de Contadores de Chile A.G. que establece lo siguiente:

Inversiones controladas en pesos chilenos:

- Los activos y pasivos monetarios se traducen al tipo de cambio vigente al cierre del ejercicio .
- Los activos y pasivos no monetarios, principalmente activos fijos y patrimonio, se presentan a su valor de costo o aporte, ajustado por la variación del IPC en Chile ocurrida en el ejercicio.
- Las cuentas de resultados se traducen a pesos chilenos al tipo de cambio vigente al cierre de cada mes de transacción.
- Las diferencias de cambio generadas como resultado de lo anterior se cargan o abonan a los resultados del ejercicio.

Inversiones controladas en dólares estadounidenses:

- Los activos, pasivos y cuentas de resultados se traducen al tipo de cambio vigente al cierre de cada mes de transacción.
- Las diferencias de cambios no realizadas, originadas en la traducción de los estados financieros se registran con cargo o abono a una cuenta patrimonial.

ñ) Déficit acumulado durante el período de desarrollo de filiales

En cumplimiento de las instrucciones de la Superintendencia de Valores y Seguros, los desembolsos y obligaciones originados en la etapa de organización y puesta en marcha de las filiales, no asignables al costo de activos tangibles o nominales, se presentan rebajando el patrimonio de cada filial.

El Déficit acumulado en período de desarrollo generado por filiales se ha reconocido proporcionalmente a base de los estados financieros de la emisora, con cargo al patrimonio de la Sociedad Matriz.

o) Inversión en otras sociedades

Las inversiones en otras sociedades se presentan a su costo de adquisición corregido monetariamente.

p) Menor valor de inversión

Representa la diferencia entre el valor de adquisición de acciones de empresas relacionadas y el valor patrimonial proporcional de dicha inversión a la fecha de compra. Estas diferencias son amortizadas en un plazo máximo de 20 años, además se evalúa periódicamente este plazo, considerando factores tales como, utilidades o pérdidas financieras pasadas y proyectadas, flujos operacionales y otros aspectos relevantes.

q) Impuesto a la renta e impuestos diferidos

El impuesto a la renta se determina sobre base devengada de acuerdo a las disposiciones tributarias vigentes.

A contar del 1 de enero de 2000, los impuestos diferidos se registran, de acuerdo a lo señalado en la circular N° 1.466 del 27 de enero de 2000 de la Superintendencia de Valores y Seguros, determinados sobre diferencias temporarias entre la base tributaria de activos y pasivos y su base contable, conforme a los Boletines Técnicos N° 60 y 71 del Colegio de Contadores de Chile A.G.

r) Indemnización por años de servicio al personal

La Sociedad Matriz y sus filiales no tienen pactado con su personal el pago de indemnizaciones por años de servicio, registrándose con cargo a los resultados de cada ejercicio aquellas efectivamente pagadas.

s) Reconocimiento de ingresos

La Sociedad Matriz y sus filiales reconocen los ingresos cuando los servicios son prestados. La Sociedad Matriz y sus filiales registran bajo Otros activos circulantes el monto de los servicios prestados y no facturados.

t) Contabilización de tráfico de larga distancia

Servicio de larga distancia internacional:

Ingresos de suscriptores

Los ingresos de suscriptores por telefonía internacional se reconocen sobre base devengada. Los servicios prestados y no facturados en cada ejercicio se incluyen bajo Otros activos circulantes.

Intercambio de tráfico internacional

La filial Chilesat S.A. ha suscrito acuerdos con corresponsales extranjeros que establecen las condiciones mediante las cuales se entrega y recibe el tráfico de larga distancia internacional. Bajo dichos acuerdos, la Sociedad debe recibir tráfico internacional desde cada corresponsal extranjero en la misma proporción en que la Sociedad participa del tráfico internacional total enviado a dicho corresponsal desde Chile. Los intercambios netos de tráfico se cobran o pagan a base de tarifas establecidas en los respectivos acuerdos.

Servicio de larga distancia nacional

Los ingresos de telefonía de larga distancia nacional se reconocen a base de las llamadas cursadas y medidas en las plantas de conmutación, considerando las tarifas contratadas o vigentes para cada servicio. Aquellas llamadas efectuadas y no facturadas se incluyen bajo Otros activos circulantes como clientes por facturar.

u) Software computacional

La Sociedad Matriz y sus filiales tienen sólo softwares computacionales adquiridos a terceros y su costo es amortizado en el plazo en que se estime su vida útil con un máximo de 4 años.

v) Gastos de investigación y desarrollo

La Sociedad Matriz y sus filiales no han incurrido en costos por concepto de investigación y desarrollo de proyectos o estudios especiales. Si llegara ha darse esta situación dichos costos deberán cargarse a los resultados del ejercicio en que se incurren.

w) Estado de flujos de efectivo

La Sociedad Matriz y sus filiales consideran como efectivo equivalente, todas aquellas inversiones que se efectúan como parte de la administración habitual de los excedentes de caja, de acuerdo con lo señalado en el Boletín Técnico Nº 50 del Colegio de Contadores de Chile A.G.

Bajo flujos originados por actividades de operación se incluyen todos aquellos flujos de efectivo relacionados con el giro social, incluyendo además los intereses pagados y los ingresos financieros. Cabe destacar que el concepto operacional utilizado en este estado, es más amplio que el considerado en el estado consolidado de resultados.

NOTA 3 - CAMBIOS CONTABLES

Como se explica en Nota 10 las filiales Chilesat S.A. y Chilesat Servicios Empresariales S.A. efectuaron en el año 2000 un estudio e inventario de activos fijos, producto de lo cual se estimó conveniente modificar la vida útil de algunos bienes, cuyo efecto corresponde a un cargo a resultados ascendente a M$ 1.346.425.

NOTA 4 - VALORES NEGOCIABLES

La composición de este rubro al cierre de cada ejercicio es la siguiente:

Instrumentos	Valor Contable	
	2001 M$	2000 M$
Acciones	4,085	4,502
Cuotas de fondos mutuos	292,146	2,523,784
Banco Central de la República - Colombia	-	17,007
Fiduciaria Alianza - Colombia	6	-
Total Valores Negociables	296,237	2,545,293

Cuotas de fondos mutuos año 2001:

Institución	Número de cuotas N°	Valor de la cuota $	Monto M$
Santander S.A. Administradora de Fondos Mutuos	2,856.02	2,804.33	8,009
Santander S.A. Administradora de Fondos Mutuos	151,091.45	1,036.72	156,640
Santander S.A. Administradora de Fondos Mutuos	45,456.53	2,804.81	127,497
Total Cuotas de fondos mutuos año 2001			292,146

NOTA 5 - DEUDORES CORTO PLAZO

La composición de este rubro al cierre de cada ejercicio es la siguiente:

RUBRO	Circulantes							Largo Plazo	
	Hasta 90 días		Mas de 90 hasta 1 año		Subtotal	Total Circulante (neto)			
	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2001 M$	2000 M$	2001 M$	2000 M$
Deudores por ventas	5,618,351	8,331,994	657,451	581,777	6,275,802	3,124,542	3,241,732	-	-
Estimación deudores incobrables	-	-	-	-	3,151,260				
Documentos por cobrar	1,816,011	1,919,238	10,959	66,162	1,826,970	156,458	188,004	-	-
Estimación deudores incobrables	-	-	-	-	1,670,512				
Deudores varios	1,209,042	1,189,507	9,886	10,659	1,218,928	1,218,928	1,200,166	-	-
Estimación deudores incobrables	-	-	-	-	-				
							Total deudores largo plazo	-	-

SEGREGACION DEUDORES CORTO PLAZO

Segregación Deudores por ventas:

	2001 M$	2001 %	2000 M$	2000 %
Clientes nacionales	6,156,420		8,913,771	
Estimación deudores incobrables	(3,151,260)		(5,672,039)	
Subtotal	3,005,160	96.18%	3,241,732	100.00%
Clientes extranjeros (corresponsales)	119,382		-	
Estimación deudores incobrables	-		-	
Subtotal	119,382	3.82%	-	-
Total	3,124,542	100.00%	3,241,732	100.00%

Segregación Documentos por cobrar:

	2001 M$	2001 %	2000 M$	2000 %
Cheques por cobrar	341,998		405,329	
Estimación documentos incobrables	(309,291)		(364,344)	
Subtotal	32,707	20.90%	40,985	21.80%
Pagarés por cobrar	1,440,971		1,534,262	
Estimación documentos incobrables	(1,317,220)		(1,387,687)	
Subtotal	123,751	79.10%	146,575	77.96%
Otros documentos por cobrar	44,001		45,809	
Estimación documentos incobrables	(44,001)		(45,365)	
Subtotal	-	-	444	0.24%
Total	156,458	100.00%	188,004	100.00%

Segregación Deudores varios:

	2001 M$	2001 %	2000 M$	2000 %
Entes recaudadores	1,108,335	90.93%	1,056,794	88.05%
Anticipos a proveedores	28,142	2.31%	51,610	4.30%
Otros deudores	82,451	6.76%	91,762	7.65%
Total	1,218,928	100.00%	1,200,166	100.00%

NOTA 6 - SALDOS Y TRANSACCIONES CON EMPRESAS RELACIONADAS

a) Documentos y cuentas por cobrar y pagar empresas relacionadas

Al cierre de cada ejercicio la composición de estos rubros es la siguiente:

DOCUMENTOS Y CUENTAS POR COBRAR

RUT	Sociedad	Corto plazo		Largo plazo	
		2001 M$	2000 M$	2001 M$	2000 M$
96.756.430-3	Chilexpress S.A.	803,109	1,685,092	497,435	424,498
EE UU	Melbourne International Communications Ltd.	-	1,040,967	-	-
95.017.000-K	Telecomunicaciones de Chile S.A.	269,892	296,392	309,623	496,393
96.870.240-8	Xtremo Soluciones S.A.	-	14,258	-	-
96.928.370-0	Net-Chile S.A.	-	559	-	-
96.819.710-K	Texcom Chile S.A.	-	-	79,729	79,080
Totales		1,073,001	3,037,268	886,787	999,971

DOCUMENTOS Y CUENTAS POR PAGAR

RUT	Sociedad	Corto plazo		Largo plazo	
		2001 M$	2000 M$	2001 M$	2000 M$
96.872.680-3	Inversiones y Asesorías S.A.	4,879	4,877	-	-
89.747.900-1	Inversiones y Asesorías San Valentín Ltda.	-	16,259	-	-
78.308.470-8	Inversiones y Asesorías Spiridon Ltda.	-	5,690	-	-
EE UU	Melbourne International Communications Ltd.	765	-	-	-
Venezuela	Texcom Telecomunicaciones C.A.	48,215	-	-	-
Totales		53,859	26,826	-	-

Conceptos y condiciones año 2001:

Chilexpress S.A.:
Conceptos: Servicios de telecomunicaciones, franquicia por uso de marca, arriendo de inmuebles por pagar y servicios de courrier recibidos.
Condiciones: Servicios de telecomunicaciones de acuerdo a convenio de pago que vence en el año 2002 y que se canjea con servicios de courrier recibidos, franquicia por uso de marca que se canjea anualmente con arriendo de inmuebles por pagar y cuyo largo plazo vence en el año 2005.

Melbourne International Communications Ltd.
Concepto: Servicios recurrentes de corresponsalía.
Condiciones: Servicios que serán pagados de acuerdo a su clasificación en el corto plazo.

Telecomunicaciones de Chile S.A.:
Concepto: Arriendo de inmuebles, préstamos en cuenta corriente.
Condiciones: Arriendo que mensualmente se va cancelando contra el préstamo en cuenta corriente y cuyo largo plazo vence en el año 2005.

Texcom Chile S.A.:
Concepto: Venta de equipo.
Condiciones: Su cobro está relacionado a la realización del activo.

Inversiones y Asesorías S.A.
Conceptos: Servicios recibidos
Condiciones: Pago a 30 días.

Texcom Venezuela C.A.:
Concepto: Servicios de Telecomunicaciones
Condiciones: Exigible en el corto plazo

b) Transacciones con partes relacionadas

Durante los ejercicios terminados al 31 de diciembre de 2001 y 2000, la Sociedad Matriz y sus filiales han efectuado las siguientes transacciones significativas con partes relacionadas que corresponden a operaciones del giro y que se han realizado en condiciones normales de mercado:

Sociedad	RUT	Naturaleza de la relación	Descripción de la transacción	2001		2000	
				Monto M$	Efecto en resultados (Cargo)/abono M$	Monto M$	Efecto en resultados (Cargo)/abono M$
Asesorías e Inversiones Santa Teresa S.A.	79.501.020-3	Accionista común	Servicios recibidos	42,265	(42,265)	-	-
Chilexpress S.A.	96.756.430-3	Directores y Accionistas comunes	Facturación a Chilexpress S.A.	444,916	377,047	331,222	281,194
			Facturación de Chilexpress S.A.	1,347	(1,142)	-	-
			Arriendo de inmuebles	172,019	(172,019)	194,103	(194,103)
			Arriendo de inmuebles entregado	32,531	32,531	47,122	47,122
			Arriendo de inmuebles recibido	3,685	(3,685)	13,633	(13,633)
			Contrato de exclusividad de *franquicia y licencia*	140,935	-	140,985	-
			Servicios de courrier	35,238	(29,863)	55,909	(47,381)
			Intereses convenio	82,519	69,931	86,194	73,045
Gestión y Servicio Externo Ltda.	77.540.250-4	Ejecutivo de empresa relacionada	Servicios recibidos	169,855	(143,945)	-	-
Inversiones y Asesorías San Valentín Ltda.	89.747.900-1	Director y Socio en común	Servicios recibidos	-	-	195,026	(195,026)
Inversiones y Asesorías S.A.	96.872.680-3	Ejecutivo	Servicios recibidos	99,456	(99,456)	98,988	(98,988)
Inversiones y Asesorías Plaza Navona Ltda.	78.958.220-3	Ejecutivo	Servicios recibidos	-	-	25,814	(25,814)
Inversiones y Asesorías Spiridon Ltda.	78.308.470-8	Director y Socio en común	Servicios recibidos	42,261	(42,261)	126,832	(126,832)
Melbourne International Communications Ltd.	E.E.U.U.	Director y Accionistas comunes	Arriendo de transpondedores	-	-	39,775	39,775
			Servicios de corresponsalía otorgados	1,779,983	1,779,983	5,429,375	5,429,375
			Servicios de corresponsalía recibidos	3,013,331	(3,013,331)	4,405,652	(4,405,652)
Net-Chile S.A.	96.928.370-0	Filial	Recup. gastos Chilesat S.A.	1,001	-	559	-
Pedro Lizana Greve Consultores Ltda.	77.260.350-9	Director	Servicios recibidos	6,484	(6,484)	-	-
			Compra artículos publicitarios	-	-	6,932	(5,875)
Río Rahue S.A.	96.694.470-6	Ejecutivo y Accionista en común	Servicios recibidos	-	-	47,518	(47,518)
Telecomunicaciones de Chile S.A.	95.017.000-K	Accionista Mayoritario	Intereses en cuenta corriente	45,745	45,745	103,827	55,763
			Arriendo El Salto	892,421	(892,421)	892,728	(892,728)
			Leasing El Salto	225,727	-	227,884	-
			Pago a proveedores	861,380	-	861,678	-
Texcom Chile S.A.	96.819.710-K	Director y Accionistas comunes	Intereses en cuenta corriente	2,002	2,002	-	-
Texcom Telecomunicaciones C.A.	Venezuela	Director y Accionistas comunes	Servicios de corresponsalía otorgados	23,351	23,351	11,013	11,013
			Servicios de corresponsalía recibidos	58,178	(58,178)	8,179	(8,179)
Xtremo Soluciones S.A.	96.870.240-8	Ejecutivo	Venta de Software y equipos	-	-	39,513	33,481
			Soporte area de desarrollo	-	-	6,769	(6,769)

NOTA 7 - IMPUESTOS DIFERIDOS E IMPUESTO A LA RENTA

a) Impuesto a la renta

Al 31 de diciembre de 2001 y 2000 la Sociedad Matriz y las filiales que se indican, no han provisionado Impuesto a la Renta de Primera Categoría por haber determinado cada una de ellas pérdidas tributarias, según se detalla a continuación:

	2001 M$	2000 M$
Télex-Chile S.A.	33,211,591	26,342,600
Chilesat S.A.	29,353,124	9,683,856
Chilesat Servicios Empresariales S.A.	6,886,880	5,912,712
Texcom S.A.	653,752	591,753
Telsys S.A.	134,687	47,768

El cargo a resultados del ejercicio por Impuestos a la Renta, se compone como sigue:

	2001 M$	2000 M$
Impuesto a la Renta		
Colomsat S.A.	41,688	70,363
Alliston Properties Inc.	-	24,210
Nacs Communications Inc.	-	4,154
Telsys S.A. (1)	-	(4,086)
Impuesto Unico Artículo 21		
Télex-Chile S.A.	4,850	8,053
Chilesat S.A.	10,376	12,890
Chilesat Servicios Empresariales S.A.	1,651	1,906
Texcom S.A.	286	435
Telsys S.A.	1,371	-
Sub total	60,222	117,925
Impuesto Unico Artículo 59 inciso 4° N°1		
Chilesat S.A.	32,466	117,355
Total cargo a resultado	92,688	235,280

(1) Corresponde a impuesto a la renta provisionado al 31 de marzo de 2000.

Al 31 de diciembre de 2001, la Sociedad Matriz no tiene utilidades tributarias retenidas susceptibles de ser repartidas a los accionistas.

Composición de impuestos diferidos por cobrar a largo plazo:

	M$ 2001	M$ 2000
Activo diferido por cobrar a corto plazo	1,487,275	274,994
Activo diferido por cobrar a largo plazo	(1,997,749)	1,004,051
Pasivo diferido por pagar a largo plazo	510,474	(717,391)
Total	-	561,654

b) Impuestos diferidos

Los impuestos diferidos acumulados al 31 de diciembre de 2001 y 2000, se resumen como sigue :

Conceptos	2001				2000			
	Impuesto Diferido Activo		Impuesto Diferido Pasivo		Impuesto Diferido Activo		Impuesto Diferido Pasivo	
	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$
Diferencias temporales								
Provisión cuentas incobrables	693,982	-	-	-	688,193	-	-	-
Ingresos diferidos	151,652	891,856	-	-	139,152	1,018,352	-	-
Provisión de vacaciones	60,387	-	-	-	83,933	-	-	-
Pérdidas tributarias	-	11,216,856	-	-	7,268	6,388,363	-	-
Depreciación activo fijo	-	-	-	2,086,033	-	-	-	3,927,369
Activos en leasing	-	-	-	2,428,726	-	-	-	1,845,296
Obligación por leasing	581,890	2,328,723	-	-	246,083	1,522,541	-	-
Otras provisiones	-	-	-	-	-	3,950,220	-	-
Cuentas complementarias - neto de amortización acumulada	(636)	(7,575,089)	-	(5,025,233)	(889,635)	(8,778,476)		(5,055,274)
Provisión de Valuación	-	(8,860,095)	-	-	-	(3,096,949)	-	-
Totales	1,487,275	(1,997,749)	-	(510,474)	274,994	1,004,051	-	717,391

c) Composición del Impuesto a la renta en el Estado de Resultados:

Item	2001	2000
Gasto tributario corriente (provisión impuesto)	(92,688)	(235,280)
Efecto por activos o pasivos por impuesto diferido del ejercicio	3,387,853	1,776,251
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	503,230	1,882,351
Efecto por activos o pasivos por impuesto diferido por cambios en la provisión de valuación	(4,435,846)	(3,096,949)
Otros cargos o abonos a la cuenta	83,316	-
Totales	(554,135)	326,373

NOTA 8 - OTROS ACTIVOS CIRCULANTES

La composición de este rubro al cierre de cada ejercicio es la siguiente:

	2001 M$	2000 M$
Cuentas por facturar a clientes	2,946,240	3,381,910
Depósitos a plazo (1)	-	13,011,529
Depósitos a plazo y Valores en garantía	40,014	57,521
Valores en garantía Texcom S.A. (2)	-	119,046
Depósitos en garantía (3)	22,074	3,616
Operaciones de compra con compromiso de retroventa (Nota 9)	2,532,492	428,257
Otros	3,635	4,363
Total	5,544,455	17,006,242

(1) En el año 2000 depósito a plazo destinado a amortizar créditos, según lo establece el contrato de reprogramación de obligaciones financieras de fecha 5 de octubre de 1999.

(2) Corresponde a un saldo de depósito en fideicomiso constituido para cubrir eventuales contingencias relacionadas con la venta de la inversión en Datacom S.A. ya que durante el año 2000 se rescató US$ 800.000 de este depósito. Con fecha 25 de junio de 2001 se rescató el saldo de este depósito.

(3) Depósito en garantía que respalda crédito otorgado por el Banco Della Suizzera Italiana a Perusat S.A.

NOTA 9 - OPERACIONES DE COMPRAS CON COMPROMISO DE RETROVENTA

2001

Código	Fechas		Contraparte	Moneda de origen	Valor de suscripción M$	Tasa	Valor final M$	Identificación de instrumentos	Valor de mercado M$
	Inicio	Término							
CRV	27-Dec-01	2-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	158,147	0.54%	158,318	PDBC020715 - BCCH	158,261
CRV	27-Dec-01	2-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	1,853	0.54%	1,855	D$SAN020102 - SAN	1,854
CRV	27-Dec-01	3-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	940,874	0.54%	942,059	PDBC020708 - BCCH	941,552
CRV	27-Dec-01	3-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	28,754	0.54%	28,790	PDBC020715 - BCCH	28,775
CRV	27-Dec-01	3-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	372	0.54%	373	D$SAN 020104 - SAN	372
CRV	27-Dec-01	3-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	157,838	0.54%	158,036	PDBC020805 - BCCH	157,951
CRV	27-Dec-01	3-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	2,162	0.54%	2,165	D$SAN 020822 - SAN	2,164
CRV	27-Dec-01	10-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	596,931	0.55%	598,464	PDBC020813 - BCCH	597,376
CRV	27-Dec-01	10-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	3,068	0.55%	3,076	D$SAN 020822 - SAN	3,071
CRV	27-Dec-01	17-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	596,931	0.56%	599,271	PDBC020813 - BCCH	597,379
CRV	27-Dec-01	17-Jan-02	Santander S.A. Agente de Valores	Pesos chilenos	3,068	0.56%	3,081	D$SAN 020118 - SAN	3,071
CRV	26-Dec-01	9-Jan-02	ABN AMRO Bank Chile	Dólar	4,835	0.13%	4,838	PCDD270387	4,836
CRV	26-Dec-01	9-Jan-02	ABN AMRO Bank Chile	Dólar	11,829	0.13%	11,836	PCDG060991	11,831
CRV	26-Dec-01	9-Jan-02	ABN AMRO Bank Chile	Dólar	23,994	0.13%	24,008	PCDZ041287	23,999
	Total				2,530,656		2,536,170		2,532,492

NOTA 10 - ACTIVO FIJO

a) Los bienes del activo fijo se componen como sigue:

Item	2001			2000		
	Valor bruto M$	Depreciación acumulada M$	Valor neto M$	Valor bruto M$	Depreciación acumulada M$	Valor neto M$
Terrenos	965,958	-	965,958	952,727	-	952,727
Construcciones y obras de infraestructura	48,266,839	(13,916,139)	34,350,700	49,747,774	(11,041,117)	38,706,657
Máquinas y equipos	72,817,108	(36,069,642)	36,747,466	82,825,174	(28,652,841)	54,172,333
Otros activos fijos						
Muebles	1,820,492	(1,238,580)	581,912	1,705,095	(807,963)	897,132
Vehículos	224,748	(160,318)	64,430	205,107	(128,274)	76,833
Activos en leasing	17,891,607	(3,250,203)	14,641,404	14,429,640	(1,877,033)	12,552,607
Softwares	4,113,339	(2,123,945)	1,989,394	3,993,721	(1,223,132)	2,770,589
Proyectos	249,271	(190,774)	58,497	521,285	(304,260)	217,025
Resultado diferido leasback	109,973	-	109,973	127,953	-	127,953
Activo fijo en tránsito	-	-	-	205,018	-	205,018
Repuestos de activo fijo	51,196	-	51,196	47,753	-	47,753
Total otros activos fijos	24,460,626	(6,963,820)	17,496,806	21,235,572	(4,340,662)	16,894,910
Total activo fijo	146,510,531	(56,949,601)	89,560,930	154,761,247	(44,034,620)	110,726,627

Durante el año 2000 Chilesat S.A. y su filial Chilesat Servicios Empresariales S.A. contrataron a asesores externos para que efectuaran un estudio e inventario de sus activos fijos, obteniendo un detalle actualizado de todo su activo fijo y además se concluyó en efectuar cambios en la vida útil de algunos bienes y castigar otros bienes producto de su obsolescencia. Los efectos de estas acciones se presentan en la Nota 3.

La Sociedad Matriz y sus filiales Chilesat S.A. y Chilesat Servicios Empresariales S.A. en el año 2001 efectuaron un estudio técnico referido a la obsolescencia de determinados bienes del Activo Fijo. El monto de la obsolescencia (M$11.008.798) se presenta deducido en forma directa de los siguientes rubros del Activo Fijo:

	M$
Maquinarias y equipos	10,974,034
Softwares	34,764
Total Castigo por obsolescencia	11,008,798

Depreciación del ejercicio

b) El detalle del gasto por depreciación durante los ejercicios son los siguientes:

	2001 M$	2000 M$
Costos de Explotación	12,218,119	10,336,696
Gastos de Administración y Ventas	1,382,012	1,488,649
Total	13,600,131	11,825,345

Activos en leasing

c) La Sociedad tiene los siguientes activos adquiridos bajo la modalidad de leasing financiero:

Descripción del bien	2001 Valor bruto M$	2001 Depreciación acumulada M$	2001 Valor neto M$	2000 Valor bruto M$	2000 Depreciación acumulada M$	2000 Valor neto M$
Edificios	2,900,468	(753,655)	2,146,813	5,733,889	(638,947)	5,094,942
Plantas y equipos	8,921,236	(1,944,521)	6,976,715	2,605,991	(994,811)	1,611,180
Red fibra óptica	6,069,903	(552,027)	5,517,876	6,069,903	(242,614)	5,827,289
Vehículos	-	-	-	19,857	(661)	19,196
Total	17,891,607	(3,250,203)	14,641,404	14,429,640	(1,877,033)	12,552,607

Los bienes adquiridos bajo la modalidad de leasing financiero no son jurídicamente de propiedad de las Sociedades filiales mientras no ejerza la opción de compra y, por lo tanto, no puede disponer libremente de ellos.

Los principales contratos bajo esta modalidad, que mantiene la Sociedad a septiembre de 2001 son los siguientes :

Proveedor	Duración Promedio	Saldo Promedio	Tipo de Bienes
Cía. de Seguros La Previsión	20 años	14,4 años	Edificios
Security Leasing	20 años	14,4 años	Edificios
Telecomunicaciones de Chile S.A.	20 años	14,4 años	Edificios
Entel S.A.	20 años	16,0 años	Fibra óptica
Xerox de Chile S.A.	4 años	1,9 años	Impresora
Unisys (Chile) Corporation	3 años	1,0 años	Equipos de comunicación
IBM de Chile S.A.C.	3 años	2,3 años	Equipos de comunicación
Sonda S.A.	3 años	2,5 años	*Equipos de computación*
Adexus Chile S.A.	3 años	1,5 años	Equipos de comunicación
Coasin Chile S.A.	3 años	2,0 años	Equipos de comunicación
South Hills Datacomm Chile S.A.	3 años	2,3 años	Equipos de comunicación
Inpact S.A.	3 años	2,8 años	Equipos de comunicación
Duestsche Bank	3 años	1,2 años	Equipos de comunicación
Imperial Bank	3 años	1,2 años	Equipos de comunicación
Cisco lease	2,6 años	2,1 años	Equipos de comunicación
Telinvest	2 años	0,1 años	Equipos de comunicación

NOTA 11 - INVERSIONES EN EMPRESAS RELACIONADAS

a) Las inversiones en empresas relacionadas son las siguientes:

RUT	Sociedades	País de origen	Moneda de control de la inversión	Número de acciones	Porcentaje de participación		Patrimonio sociedades		Resultado del ejercicio		Resultado devengado		Valor patrimonial proporcional		Resultados no realizados		Valor contable de la inversión	
					2001 %	2000 %	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$
EE UU	Melbourne International Communications Ltd.	EE UU	US$	-	19.90	19.90	(923,366)	(28,196)	(892,047)	78,128	(177,517)	15,548	-	-	-	-	-	-
96.928.370-0	Net-Chile S.A.	Chile	$	1,000,000	100.00	100.00	6,461	9,673	(3,211)	(824)	-	-	6,461	9,673	-	-	6,461	9,673
85.894.000-1	Austral S.A. (1)	Chile	$	582	0.06	0.06	-	-	-	-	-	-	68	69	-	-	68	69
Total													6,529	9,742	-	-	6,529	9,742

Las inversiones antes indicadas se consideran indispensables para el giro de la Sociedad.

(1) Esta inversión se presenta a su valor de adquisición corregido monetariamente.

b) Los estados financieros resumidos de las filiales y coligadas en etapa de organización y puesta en marcha al 31 de diciembre de 2001, son los siguientes:

Filial	*Total* Activos M$	*Total* Pasivos M$	*Patrimonio* M$	*Déficit* acumulado M$
Net-Chile S.A.	7,737	1,276	6,461	(4,034)

c) Información Adicional:

Net-Chile S.A.

Con fecha 2 de agosto de 2000, Chilesat S.A. y su filial Chilesat Servicios Empresariales S.A., constituyeron la sociedad Net-Chile S.A., con un capital social de M$ 10.000 (valor histórico) dividido en 1.000.000 de acciones, de las cuales Chilesat S.A., suscribió y pagó M$ 9.900 (valor histórico), equivalente a 990.000 acciones y Chilesat Servicios Empresariales S.A. suscribió y pago M$ 100 (valor histórico), equivalente a 10.000 acciones.

El objeto social es la prestación de todo tipo de servicios de telecomunicaciones a cuya prestación se encuentre legalmente autorizada. A través de esta nueva filial, la que operará fundamentalmente al amparo de los activos de red de Chilesat S.A., se contempla comercializar los servicios de acceso conmutado a Internet desde las redes públicas, cuyos tráficos se cursarán sobre una plataforma de red IP.

NOTA 12 - MENOR VALOR DE INVERSIONES

El detalle de este rubro es el siguiente:

		2001		2000	
RUT	Sociedad	Monto amortizado en el ejercicio M$	Saldo Menor valor M$	Monto amortizado en el ejercicio M$	Saldo Menor valor M$
Colombia	Colomsat S.A.	-	-	340,937	-
Panamá	Landana Properties Inc.	-	-	42,086	-
96.628.790-K	Texcom S.A.	-	-	99,419	-
EE UU	Telecomunications Investment Joint Venture	6,742	13,472	6,089	18,258
96.756.140-1	Telsys S.A.	6,376	122,997	4,978	129,550
TOTAL		13,118	136,469	493,509	147,808

En diciembre de 2000 se castigó los menores valores de las inversiones mantenidas en Texcom S.A., Colomsat S.A. y Landana Properties Inc., considerando factores tales como, utilidades o pérdidas financieras pasadas y proyectadas, flujos operacionales y otros aspectos relevantes.

NOTA 13 - OTROS ACTIVOS

El saldo de este rubro al cierre de cada ejercicio esta formado como sigue:

	2001 M$	2000 M$
Marcas y otros intangibles	-	1,175
Depósitos y valores en garantía	99,168	97,212
Derechos de líneas telefónicas	-	40,622
Derecho uso de frecuencia	196,261	201,677
Otros	9,992	19,466
Total	305,421	360,152

NOTA 14 - OBLIGACIONES CON BANCOS E INSTITUCIONES FINANCIERAS A CORTO PLAZO

El detalle de las obligaciones con bancos e instituciones financieras pactadas a corto plazo, clasificadas por tipo de moneda es el siguiente:

RUT	Banco o Institución financiera	TIPOS DE MONEDAS E INDICES DE REAJUSTE: Dólares estadounidenses		Otras monedas extranjeras		Unidades de fomento		Pesos no reajustables		TOTALES	
		2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$	2001 M$	2000 M$
	Corto Plazo										
EXTRANJERO	Banco Continental (Perú) (1)	884	54	-	-	-	-	-	-	884	54
EXTRANJERO	Banco Crédito (Perú) (1)	33	1,629	-	-	-	-	-	-	33	1,629
EXTRANJERO	Banca Della Suizzera Italiana (Perú)	20,207	17,743	-	-	-	-	-	-	20,207	17,743
EXTRANJERO	Banco Wiese (Perú) (1)	482	-	-	-	-	-	-	-	482	-
EXTRANJERO	Banco del Pacífico (Colombia)	-	-	-	251	-	-	-	-	-	251
EXTRANJERO	Banco Crédito (Colombia) (1)	-	-	-	1,160	-	-	-	-	-	1,160
EXTRANJERO	Banco Central Hipótecario (Colombia) (1)	-	-	499	-	-	-	-	-	499	-
EXTRANJERO	Corporación Colmena (Colombia) (1)	-	-	-	11,715	-	-	-	-	-	11,715
	Totales	21,606	19,426	499	13,126	-	-	-	-	22,105	32,552
	Monto capital adeudado	21,606	19,426	499	13,126	-	-	-	-	22,105	32,552
	Tasa interés ponderada	12.00%	22.83%	29.99%	35.54%	-	-	-	-		
	Largo plazo - porción corto plazo										
EXTRANJERO	Banco de la Prov. de Buenos Aires	706,509	591,232	-	-	-	-	-	-	706,509	591,232
EXTRANJERO	Banco Urquijo S.A.	349,890	292,801	-	-	-	-	-	-	349,890	292,801
97.037.000-5	Bank of America N.A.	33,536,715	17,483,828	-	-	-	-	-	-	33,536,715	17,483,828
EXTRANJERO	Barclays Bank Plc.	2,469,418	2,066,498	-	-	-	-	-	-	2,469,418	2,066,498
EXTRANJERO	Commercial Bank of New York	706,509	591,232	-	-	-	-	-	-	706,509	591,232
EXTRANJERO	Ibero Platina Bank	349,890	292,801	-	-	-	-	-	-	349,890	292,801
EXTRANJERO	Interbanka A.S.	706,509	591,232	-	-	-	-	-	-	706,509	591,232
96.511.840-3	Investamerica S.A.	17,549,064	9,125,444	-	-	-	-	-	-	17,549,064	9,125,444
EXTRANJERO	Mortgage Payable-Lynch	775	1,176	-	-	-	-	-	-	775	1,176
EXTRANJERO	Mortgage Payable-PNC Trust	518	-	-	-	-	-	-	-	518	-
EXTRANJERO	Mortgage Payable-Gober	432	-	-	-	-	-	-	-	432	-
EXTRANJERO	Nera Finans AS	6,095,628	5,459	-	-	-	-	-	-	6,095,628	5,459
EXTRANJERO	Pacific Life Insurance Company	3,525,817	2,950,532	-	-	-	-	-	-	3,525,817	2,950,532
EXTRANJERO	Shinhan Bank	1,762,908	1,475,266	-	-	-	-	-	-	1,762,908	1,475,266
EXTRANJERO	United-House	2,276	1,890	-	-	-	-	-	-	2,276	1,890
97.018.000-1	Scotiabank Sud Americano	-	-	-	-	1,886,381	1,395,303	-	-	1,886,381	1,395,303
59.004.250-1	Banco Sudameris	-	-	-	-	359,117	232,201	-	-	359,117	232,201
97.024.000-4	Banco de A. Edwards	-	-	-	-	1,644,359	403,679	-	-	1,644,359	403,679
97.006.000-6	Banco Crédito e Inversiones	-	-	-	-	772,684	197,854	-	-	772,684	197,854
97.032.000-8	BBVA Banco BHIF	-	-	-	-	2,016,468	1,363,679	-	-	2,016,468	1,363,679
77.329.230-2	Inversiones DLJ Chile ltda.	-	-	-	-	2,957,381	2,323,165	-	-	2,957,381	2,323,165
97.005.000-0	Dresdner Banque Nat. de París	-	-	-	-	244,719	169,344	-	-	244,719	169,344
59.036.920-9	Bears & Stearn Co.	-	-	-	-	490,209	250,333	-	-	490,209	250,333
EXTRANJERO	Banco del Pacífico	-	-	638,197	263,460	-	-	-	-	638,197	263,460
EXTRANJERO	Banco Sudameris	-	-	771,397	-	-	-	-	-	771,397	-
EXTRANJERO	Colpatria	-	-	538,710	-	-	-	-	-	538,710	-
EXTRANJERO	Coltefinanciera	-	-	29,467	24,087	-	-	-	-	29,467	24,087
EXTRANJERO	Corficaldas	-	-	73,802	-	-	-	-	-	73,802	-
EXTRANJERO	Corp. Financ.Colombiana	-	-	480,766	-	-	-	-	-	480,766	-
EXTRANJERO	Instituto Fomento Industrial	-	-	1,316,319	-	-	-	-	-	1,316,319	-
59.036.920-9	Bears & Stearn Co.	-	-	-	-	-	-	62,417	55,495	62,417	55,495
	Totales	67,762,858	35,469,391	3,848,658	287,547	10,371,318	6,335,558	62,417	55,495	82,045,251	42,147,991
	Monto capital adeudado	63,021,608	33,997,400	3,848,658	287,547	9,718,523	6,137,006	60,590	53,182	76,649,379	40,475,135
	Tasa interés ponderada	8.63%	9.78%	17.93%	16.56%	8.18%	7.51%	12.48%	18.00%		

Porcentaje obligaciones moneda extranjera : 87.28%

Porcentaje obligaciones moneda nacional : 12.72%

(1) Estos montos corresponden a sobregiro contable

NOTA 15 - OBLIGACIONES CON BANCOS E INSTITUCIONES FINANCIERAS LARGO PLAZO

Las obligaciones con bancos e instituciones financieras mantenidas por la Sociedad al cierre de cada ejercicio se detallan como sigue:

			Años al vencimiento						2001		2000
RUT	Banco o institución financiera	Moneda o índice de reajuste	Más de 1 hasta 2	Más de 2 hasta 3	Más de 3 hasta 5	Más de 5 hasta 10	Más de 10 años		Total largo plazo al cierre de los estados financieros	Tasa de interés anual promedio	Total largo plazo al cierre de los estados financieros
			M$	M$	M$	M$	Monto M$	Plazo	M$	%	M$
97.037.000-5	Bank of America N.A.	US$	-	-	-	-	-	-	-	-	18,357,367
96.511.840-3	Investamerica S.A.	US$	-	-	-	-	-	-	-	-	9,613,766
EXTRANJERO	Mortgage Payable-Lynch	US$	867	967	44,893	-	-	-	46,727	11.00	43,386
EXTRANJERO	Mortgage Payable-PNC Trust	US$	578	645	29,958	-	-	-	31,181	11.00	28,951
EXTRANJERO	Mortgage Payable-Gober	US$	481	537	24,945	-	-	-	25,963	11.00	24,109
EXTRANJERO	Nera Finans AS	US$	-	-	-	-	-	-	-	-	5,322,898
EXTRANJERO	United-House	US$	2,477	2,696	6,127	25,686	199,407	29	236,393	8.50	215,574
97.018.000-1	Scotiabank Sud Americano	U.F.	-	-	-	-	-	-	-	-	1,078,620
59.004.250-1	Banco Sudameris	U.F.	-	-	-	-	-	-	-	-	177,678
97.024.000-4	Banco de A. Edwards	U.F.	-	-	-	-	-	-	-	-	1,130,092
97.006.000-6	Banco Crédito e Inversiones	U.F.	-	-	-	-	-	-	-	-	531,056
97.032.000-8	BBVA Banco BHIF	U.F.	-	-	-	-	-	-	-	-	895,597
77.329.230-2	Inversiones DLJ Chile ltda.	U.F.	-	-	-	-	-	-	-	-	799,833
97.005.000-0	Dresdner Banque Nat. de París	U.F.	-	-	-	-	-	-	-	-	102,180
59.036.920-9	Bears & Stearn Co.	U.F.	-	-	-	-	-	-	-	-	338,638
EXTRANJERO	Banco Pacífico	$ Col	-	-	-	-	-	-	-	-	242,428
EXTRANJERO	Banco Sudameris	$ Col	-	-	-	-	-	-	-	-	590,141
EXTRANJERO	Colpatria	$ Col	352,926	352,927	-	-	-	-	705,853	16.99	981,644
EXTRANJERO	Corficaldas	$ Col	45,508	45,508	-	-	-	-	91,016	16.99	126,578
EXTRANJERO	Corp. Financ.Colombiana	$ Col	297,350	297,349	-	-	-	-	594,699	17.99	827,062
EXTRANJERO	Instituto Fomento Industrial	$ Col	807,931	807,930	-	-	-	-	1,615,861	18.25	2,247,214
Totales			1,508,118	1,508,559	105,923	25,686	199,407		3,347,693		43,674,812

Porcentaje obligaciones moneda extranjera: 100.00%
Porcentaje obligaciones moneda nacional: 0.00%

NOTA 16 - PROVISIONES Y CASTIGOS

a) Las provisiones de cada ejercicio son las siguientes:

	2001 M$	2000 M$
Provisiones corto plazo:		
Vacaciones	420,343	616,930
Asesorías reestructuración de procesos	-	18,169
Indemnización laboral	-	116,915
Indemnización laboral filiales extranjeras	22,794	22,236
Costos y gastos	339,951	589,755
Impuestos y gravámenes	-	415,564
Otras provisiones	475,116	548,176
Total	1,258,204	2,327,745
Provisiones largo plazo:		
Cuentas corrientes empresas realcionadas	3,326,564	-
Patrimonio negativo Inversión en empresas relacionadas	1,414,141	-
Total	4,740,705	-

b) Provisiones que se presentan rebajadas de las respectivas cuentas de activos:

	2001 M$	2000 M$
Deudores por ventas	3,151,260	5,672,039
Documentos por cobrar	1,670,512	1,797,396
Ajuste a valor de mercado de Valores negociables	1,475	1,054

c) Castigos:

	2001 M$	2000 M$
Deudores por ventas	1,883,547	3,984,127
Documentos por cobrar	-	136,364
Activo fijo	16,247,692	2,703,033
Provisión cuentas corrientes empresas relacionadas	5,066,346	642,109
Menor valor de inversiones	-	4,265,705
Cierre filiales extranjeras	1,194,675	-

NOTA 17 - OTROS PASIVOS LARGO PLAZO

La composición de este rubro al cierre de cada ejercicio corresponde principalmente a Ingresos Diferidos y el detalle es el siguiente:

	2001 M$	2000 M$
Arrendamiento de enlaces y medios de transmisión **(1)**	949,313	989,043
Derecho real de uso y contrato de prestación de servicios **(2)**	4,141,837	4,212,768
Contrato de mantención fibra óptica **(3)**	182,030	328,428
Sub total (Ingresos diferidos)	5,273,180	5,530,239
Otros pasivos largo plazo	100,433	155,163
Total	5,373,613	5,685,402

(1) La Sociedad Matriz mantiene ingresos diferidos originados por un contrato de arrendamiento de enlaces y medios de transmisión de señales de telecomunicaciones suscrito con Telesat S.A.

(2) Con fecha 21 de abril de 1997, la filial Chilesat S.A. suscribió con Chilesat Telefonía Personal S.A. un Derecho real de uso y un contrato de prestación de servicios sobre la red de fibra óptica de su propiedad, por un plazo de once años y seis meses. Dicho contrato fue pagado mediante la compensación de un crédito a favor de Chilesat Telefonía Personal S.A. por la suscripción de un aumento de capital en esa sociedad. El ingreso de este servicio se difiere en el plazo de duración del contrato.

(3) Con fecha 3 de junio de 1998, la filial Chilesat S.A. suscribió con CTC Mundo un contrato de mantenimiento preventivo y correctivo del tendido de cable y elementos comunes de la fibra óptica de propiedad de esta sociedad. El ingreso por este servicio se difiere en el plazo de duración del contrato, el que es de setenta y un meses.

La porción circulante de los Ingresos percibidos por adelantado es el siguiente:

	2001 M$	2000 M$
Arrendamiento de enlaces y medios de transmisión **(1)**	40,209	40,274
Derecho real de uso y contrato de prestación de servicios **(2)**	740,215	635,111
Contrato de mantención fibra óptica **(3)**	136,523	140,755
Otros	30,881	39,292
Total	947,828	855,432

NOTA 18 - INTERES MINORITARIO

Este saldo corresponde al reconocimiento de la porción del patrimonio de las filiales que pertenecen a terceras personas. Las Sociedades filiales que generan este interés minoritario son las siguientes:

Filiales	2001			2000		
	Porcentaje minoritario	Monto	Estado de resultados	Porcentaje minoritario	Monto	Estado de resultados
	%	M$	M$	%	M$	M$
Chilesat S.A.	0.01	891	3,389	0.01	4,281	610
Chilesat Servicios Empresariales S.A.	0.01	2,527	376	0.01	2,901	133
Texcom S.A.	1.56	-	135,489	1.56	110,175	116,515
Telsys S.A.	-	-	-	-	-	11,575
Telecomunications Investment Joint Venture	10.00	196,078	3,581	10.00	180,340	(5,241)
Colomsat S.A.	4.96	65,175	193,739	5.14	255,726	102,997
NACS Communications Inc.	10.00	-	-	10.00	-	26,530
Perusat S.A.	4.85	-	-	7.52	-	13,621
Total		264,671	336,574		553,423	266,740

NOTA 19 - PATRIMONIO

a) Las cuentas de patrimonio han registrado el siguiente movimiento en los ejercicios:

Movimientos / Rubros	Capital pagado	Sobreprecio en venta de acciones	Otras reservas: Variación patrimonial ADR's	Otras reservas: Ajuste por diferencia de cambio	Reserva futuros dividendos	Pérdidas acumuladas	Déficit período de desarrollo	Resultado del ejercicio	Total
	M$	M$	M$	M$	M$	M$	M$	M$	M$
Saldos históricos al 1 de enero de 2000	93,707,464	912,505	(3,656,596)	(344,482)	7,349,124	(37,119,349)	(2,019,519)	(17,702,616)	41,126,531
Distribución resultado ejercicio anterior	-	-	-	-	-	(17,702,616)	-	17,702,616	-
Déficit acumulado periodo desarrollo filiales	-	-	-	-	-	-	(799)	-	(799)
Ajuste acum. por dif. cambio	-	-	-	9,358	-	-	-	-	9,358
Revalorización capital propio	4,404,251	42,888	(171,860)	(16,191)	345,409	(2,576,633)	(94,917)	-	1,932,947
Resultado del ejercicio	-	-	-	-	-	-	-	(19,406,576)	(19,406,576)
Saldos al 31 de diciembre de 2000 (históricos)	98,111,715	955,393	(3,828,456)	(351,315)	7,694,533	(57,398,598)	(2,115,235)	(19,406,576)	23,661,461
Saldos actualizados para efectos comparativos	101,153,178	985,010	(3,947,138)	(362,206)	7,933,064	(59,177,955)	(2,180,807)	(20,008,180)	24,394,966

Movimientos / Rubros	Capital pagado	Sobreprecio en venta de acciones	Otras reservas: Variación patrimonial ADR's	Otras reservas: Ajuste por diferencia de cambio	Reserva futuros dividendos	Pérdidas acumuladas	Déficit período de desarrollo	Resultado del ejercicio	Total
	M$	M$	M$	M$	M$	M$	M$	M$	M$
Saldos históricos al 1 de enero de 2001	98,111,715	955,393	(3,828,456)	(351,315)	7,694,533	(57,398,598)	(2,115,235)	(19,406,576)	23,661,461
Distribución resultado ejercicio anterior	-	-	-	-	-	(19,406,576)	-	19,406,576	-
Déficit acumulado periodo desarrollo filiales	-	-	-	-	-	-	(3,210)	-	(3,210)
Ajuste acum.por dif.cambio	-	-	-	(2,004)	-	-	-	-	(2,004)
Revalorización capital propio	3,041,463	29,617	(118,682)	(10,891)	238,531	(2,380,960)	(65,573)	-	733,505
Resultado del ejercicio	-	-	-	-	-	-	-	(51,839,576)	(51,839,576)
Saldos al 31 de diciembre de 2001	101,153,178	985,010	(3,947,138)	(364,210)	7,933,064	(79,186,134)	(2,184,018)	(51,839,576)	(27,449,824)

- **Número de acciones:**

Serie	N° acciones suscritas	N° acciones pagadas	N° acciones con derecho a voto
Serie A preferente	116,242,756	116,242,756	116,242,756
Serie B	111,684,217	111,684,217	111,684,217
Total	227,926,973	227,926,973	227,926,973

- **Capital (monto - M$)**

Serie	Capital suscrito	Capital pagado
Serie A preferente	30,883,778	30,883,778
Serie B	70,269,400	70,269,400
Total	101,153,178	101,153,178

b) Restricciones para el pago de dividendos:

Preferencia de series de acciones:

Serie A: La preferencia consistirá en que tendrán derecho a nombrar 5 de los 9 miembros que conforman el directorio y sólo tendrán derecho a percibir la mitad de cualquier dividendo que la sociedad distribuya entre sus accionistas. La preferencia indicada tendrá una vigencia de 3 años.

Serie B: Las acciones Serie B, elegirán 4 de los 9 directores de la Sociedad y gozarán del derecho al remanente de las utilidades disponibles como consecuencia de la limitación del derecho a dividendo de las acciones de la Serie A.

c) Déficit acumulado período desarrollo de filial :

RUT	Sociedad	Monto	
		del ejercicio	acumulado
88.381.200-K	Chilesat S.A.	3,195	4,015
96.628.790-K	Texcom S.A.	-	2,179,984
Islas Caimán	Telex Chile Overseas Ltd.	15	19
Total		3,210	2,184,018

d) **Otras Reservas**

- Variación Patrimonionial por ADR's

RUT	Sociedad	Monto	
		del ejercicio	acumulado
94.675.000-K	Télex-Chile S.A.	-	3,947,138
Total		-	3,947,138

- El Ajuste por diferencia de cambio:

RUT	Sociedad	Monto	
		del ejercicio	acumulado
96.628.790-K	Texcom S.A.	2,004	364,210
Totales		2,004	364,210

Total Otras reservas	2,004	4,311,348

NOTA 20 - OTROS INGRESOS Y EGRESOS FUERA DE LA EXPLOTACION

El detalle se compone como sigue:

- **Otros ingresos fuera de la explotación:**

	2001 M$	2000 M$
Liquidación de seguros	113,305	80,809
Reverso de provisiones	347,079	-
Utilidad realizada en venta de Sociedad Colomsat S.A.	-	1,432,625
Recuperación de incobrables	84,026	53,750
Recuperación de inversión en MICL	-	11,942
Crédito por utilidades absorbidas	20,203	-
Descuento de proveedores	108,569	-
Otros	128,487	78,466
Total	801,669	1,657,592

- **Otros egresos fuera de la explotación:**

	2001 M$	2000 M$
Amortización gastos por crédito Bank of America	251,369	373,425
Indemnización laboral	925,672	726,635
Castigo activo fijo	5,238,894	2,703,033
Castigo por obsolescencia de activo fijo	11,008,798	-
Gastos convenio judicial preventivo	717,714	-
Término anticipado de contrato con proveedores	2,049,965	-
Provisión cuentas corrientes empresas relacionadas	5,053,547	642,109
Castigo menor valor de inversiones	-	4,265,705
Multas	-	227,822
Cierre filiales extranjeras	1,194,675	-
Otros	286,147	535,116
Total	26,726,781	9,473,845

NOTA 21 - CORRECCION MONETARIA

La aplicación del mecanismo de corrección monetaria se resume a continuación:

ACTIVOS (CARGOS) ABONOS	Indice de reajustabilidad	2001 M$	2000 M$
Activos circulantes:			
Depósitos aplazo	UF	-	2,540
Valores negociables	IPC	3,603	120
Deudores por ventas	IPC	149,979	375,698
Documentos por cobrar	UF	7,625	146,101
Deudores varios	IPC	5,988	2,172
Doctos. y cuentas por cobrar empresas relacionadas	UF	506,012	760,682
Doctos. y cuentas por cobrar empresas relacionadas	IPC	129,905	405,471
Impuestos por recuperar	IPC	16,824	25,454
Gastos pagados por anticipado	IPC	11,530	18,949
Gastos pagados por anticipado	UF	3,291	6,561
Otros activos circulantes	IPC	24,634	684
Otros activos circulantes	UF	11,916	81,490
Activo fijo	IPC	3,427,283	5,390,701
Otros activos :			
Inversión en empresas relacionadas	IPC	7,187	116,593
Menor valor de inversiones	IPC	3,718	99,923
Deudores a largo plazo	IPC	-	180,346
Doctos. y cuentas por cobrar empresas relacionadas	UF	249,019	368,558
Doctos. y cuentas por cobrar empresas relacionadas	IPC	732,330	311,488
Otros activos	IPC	(565,369)	552,403
Otros activos	UF	202,410	191,208
Cuentas de gastos y costos	IPC	771,971	1,147,102
Total (Cargos) Abonos		5,699,856	10,184,244

PASIVOS - PATRIMONIO (CARGOS) ABONOS	Indice de reajustabilidad	2001 M$	2000 M$
Pasivos circulantes:			
Obligaciones con Bancos e Inst. financieras	UF	(179,257)	(44,252)
Obligaciones con Bancos e Inst. financieras	IPC	(1,009,789)	(197,111)
Obligaciones largo plazo con vcto. dentro de un año	UF	(44,393)	(90,571)
Obligaciones largo plazo con vcto. dentro de un año	IPC	(49,619)	(716)
Cuentas por pagar	IPC	(112,503)	351,273
Cuentas por pagar	UF	(6,592)	(5,091)
Documentos por pagar	UF	(860)	(2,361)
Documentos por pagar	IPC	(47,466)	(86,897)
Doctos. y cuentas por pagar empresas relacionadas	UF	(276,884)	(733,750)
Doctos. y cuentas por pagar empresas relacionadas	IPC	(178,109)	(13,601)
Acreedores varios	IPC	(1,223)	-
Impuesto a la renta	IPC	(242)	(100)
Ingresos percibidos por adelantado	IPC	(4,050)	-
Otros pasivos circulantes	IPC	-	(1,634)
Otros pasivos circulantes	UF	156	(2,346)
Pasivos a largo plazo:			
Obligaciones con Bancos e Inst. financieras largo plazo	UF	(126,756)	(472,108)
Obligaciones con Bancos e Inst. financieras largo plazo	IPC	(1,051,863)	(2,547,834)
Documentos por pagar largo plazo	UF	(376,270)	(574,423)
Documentos por pagar largo plazo	IPC	(206,509)	(112,822)
Doctos. y cuentas por pagar empresas relacionadas	UF	(450,481)	(325,790)
Doctos. y cuentas por pagar empresas relacionadas	IPC	(679,247)	(1,166,909)
Provisión largo plazo	IPC	(155,680)	-
Otros pasivos largo plazo	IPC	(107,070)	(275,711)
Patrimonio	IPC	(733,505)	(1,992,868)
Cuentas de ingresos	IPC	(1,017,120)	(1,388,085)
Total (Cargos) Abonos		(6,815,332)	(9,683,707)

(Pérdida) Utilidad por corrección monetaria		(1,115,476)	500,537

NOTA 22 - DIFERENCIAS DE CAMBIO

La aplicación del mecanismo de diferencias de cambio se resume a continuación:

ACTIVOS (CARGOS) ABONOS	Moneda	2001 M$	2000 M$
Activos circulantes:			
Disponible	Dólar	157,164	(51,848)
Depósitos a plazo	Dólar	28,403	42,332
Deudores por ventas	Dólar	561,378	1,324,246
Deudores varios	Dólar	5,850	(16,925)
Doctos. y cuentas por cobrar empresas relacionadas	Dólar	159,870	1,236,476
Gastos pagados por anticipado	Dólar	36,050	535
Otros activos circulantes	Dólar	14,804	63,640
Otros activos:			
Inversión en empresas relacionadas	Dólar	312,979	108,909
Deudores a largo plazo	Dólar	-	787,722
Doctos. y cuentas por cobrar empresas relacionadas	Dólar	3,031,516	691,596
Otros activos	Dólar	502,539	946
Total (Cargos) Abonos		4,810,553	4,187,628

PASIVOS - PATRIMONIO (CARGOS) ABONOS	Moneda	2001 M$	2000 M$
Pasivos circulantes:			
Obligaciones con Bancos e Inst. financieras	Dólar	(2,063,088)	(275,070)
Obligaciones largo plazo con vcto. dentro de un año	Dólar	74,209	1,431
Cuentas por pagar	Dólar	(642,628)	(2,249,574)
Documentos por pagar	Dólar	(5,438)	(114,639)
Doctos. y cuentas por pagar empresas relacionadas	Dólar	(2,730,662)	(1,664,110)
Acreedores varios	Dólar	(7,354)	(3,883)
Otros pasivos circulantes	Dólar	(20,746)	61,826
Pasivos a largo plazo:			
Obligaciones con Bancos e Inst. financieras largo plazo	Dólar	(3,614,988)	(1,672,813)
Documentos por pagar largo plazo	Dólar	(553,309)	(76,624)
Doctos. y cuentas por pagar empresas relacionadas	Dólar	(1,370,006)	(513,800)
Total (Cargos) Abonos		(10,934,010)	(6,507,256)

Pérdida por diferencias de cambio		(6,123,457)	(2,319,628)

NOTA 23 - ESTADO DE FLUJO DE EFECTIVO

Dentro de las actividades de inversión que no generaron flujos de efectivo y que comprometen flujos futuros están dos contratos de arrendamiento de equipos con opción de compra, suscritos por la filial Chilesat S.A. con IBM S.A.C., uno de fecha diciembre de 2000 por US$ 9 millones y otro de fecha enero de 2001 por US$ 2.3 millones y tres pagarés suscritos por la filial Chilesat S.A. con IBM S.A.C. uno de fecha febrero de 2001 por US$ 0.3 millones, otro de fecha junio de 2001 por US$ 1.3 millones y otro de fecha diciembre 2001 por US$ 0.2 millones. Estos contratos de leasing y los pagarés tienen un período de gracia de 12 meses.

NOTA 24 - CONTINGENCIAS Y COMPROMISOS

a) A continuación se detallan las contingencias y compromisos vigentes al cierre del ejercicio:

- **Garantías directas :**

Acreedor de la garantía	Deudor		Tipo de garantía	Activos comprometidos		Saldos pendientes de pago a la fecha de cierre de los estados financieros		Liberación de garantías					
	Nombre	Relación		Tipo	Valor contable M$	2001 M$	2000 M$	2002 M$	Activos	2003 M$	Activos	2004 M$	Activos
Banco de la P. de Buenos Aires	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	706,509	591,232	-	-	-	-	-	-
Banco Urquijo S.A.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	349,890	292,801	-	-	-	-	-	-
Bank of America N.A.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	3,586,078	3,000,970	-	-	-	-	-	-
Barclays Bank Plc.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	2,469,418	2,066,498	-	-	-	-	-	-
Commercial Bank of New York	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	706,509	591,232	-	-	-	-	-	-
Ibero Platina Bank	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	349,890	292,801	-	-	-	-	-	-
Interbanka A.S.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	706,509	591,232	-	-	-	-	-	-
Investamerica S.A.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	1,869,261	1,564,266	-	-	-	-	-	-
Pacific Life Insurance Company	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	3,525,817	2,950,532	-	-	-	-	-	-
Shinhan Bank	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	1,762,908	1,475,266	-	-	-	-	-	-
Scotiabank Sud Americano	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	316,929	296,942	-	-	-	-	-	-
Banco Sudameris	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	100,595	94,252	-	-	-	-	-	-
BBVA Banco BHIF	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	713,328	668,341	-	-	-	-	-	-
Inversiones DLJ Chile Ltda.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	1,788,087	1,675,327	-	-	-	-	-	-
Dresdner Banque Nat. de París	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	96,068	90,009	-	-	-	-	-	-
Bears & Stearn Co.	Télex-Chile S.A.		Prenda	Acciones Texcom S.A.	-	62,417	55,496	-	-	-	-	-	-
Nera Finans AS	Télex-Chile S.A.		Preferencia de pago			6,095,628	5,328,357	-	-	-	-	-	-
Banco de Crédito e Inversiones	Chilesat S.A.	Filial	Prenda Industrial	Equipos de telecomunicaciones.	6,259	772,683	728,910	-	-	-	-	772,683	6,259
Banco de A. Edwards	Chilesat S.A.	Filial	Hipoteca y Prenda Industrial	Parcela N° 28 Lo Cañas, equipos de telecomunicaciones e inmuebles de sucursales.	1,074,796	1,644,360	1,533,771	-	-	-	-	1,644,360	1,074,796
Entel S.A.	Chilesat S.A.	Filial	Prenda	Contrato de mutuo para financiar construcción de red de fibra óptica.	2,977,202	5,545,029	6,212,811	172,352	85,178	187,346	92,951	203,645	101,432
Nera Finans AS	Telex Chile Overseas Ltd.	Filial	Prenda	Acciones filial Colomsat S.A.	1,248,834	6,095,628	5,328,357	-	-	-	-	-	-
Dian	Colomsat S.A.	Filial	Hipoteca	Lote de terreno denominado El Porvenir en la vereda de Casablanca.	290,558	909,375	450,327	-	-	909,375	-	-	-
Fiduciaria Alianza	Colomsat S.A.	Filial	Fideicomiso	Para el cumplimiento de las obligaciones financieras	4,385,047	4,385,247	4,078,445	-	-	4,385,247	-	-	-
Banco Della Suizzera Italiana	Perusat S.A.	Filial	Garantía	Depósito a plazo	22,074	20,207	17,743	-	-	-	-	-	-

Télex-Chile S.A.

Con fecha 20 de junio de 2001 Télex-Chile S.A. suscribió con la filial Telsys S.A. un documento denominado "Término Anticipado Contrato de Provisión de Servicios de Computación e Informática", en el cual se señala que a título de indemnización para la filial Telsys S.A. las partes acuerdan que Télex-Chile S.A. se compromete, a hacerse cargo, de las eventuales indemnizaciones que pudieran hacérseles exigible a la filial Telsys S.A. exclusivamente hasta esta fecha, por concepto de pago de indemnizaciones por años de servicios, del personal actualmente contratado por la filial Telsys S.A. y recontratado inmediatamente después por Xtremo Servicios Ltda. El tope máximo de la eventual responsabilidad de pago de indemnizaciones asumido por *Télex-Chile S.A. asciende a UF 8.866,24.*

Texcom S.A.

Con fecha 31 de agosto de 2001 la filial Texcom S.A. suscribió un acuerdo de finiquito con un ejecutivo, en el que Texcom S.A. reconoce adeudar a título de indemnización la cantidad única *equivalente a UF 719,98 que se* pagarán a su valor presente sólo en el evento que el nuevo empleador, la filial de Texcom S.A., Nacs Communications Inc. (Texcom USA), ponga término a su nuevo contrato de trabajo.

- **Garantías Indirectas :**

Télex-Chile S.A.

Con fecha 20 de agosto de 1996 Telex-Chile S.A. y la filial Chilesat Servicios Empresariales S.A. se constituyeron en fiadores de un crédito otorgado a la filial Chilesat S.A. por el Bank of America por un monto original de US$ 75 millones.

Con fecha 29 de octubre de 1997 la filial Chilesat S.A. se constituyó en fiador y codeudor solidario de un crédito otorgado por Investamerica a Télex-Chile S.A.

Con fecha 29 de octubre de 1997 la filial Chilesat S.A. se constituyó en aval, fiador y codeudor solidario de un crédito otorgado a Télex-Chile S.A. por Bears & Steam Co. que al 31 de diciembre de 2001 asciende a M$ 62.417.

Con fecha 23 de diciembre de 1999, Telex-Chile S.A. y la filial Texcom S.A. se constituyeron en avalistas, fiadores y codeudores solidarios del pagaré suscrito entre la filial Telex Chile Overseas Ltd. y Nera Finans AS por la suma de US$ 9 millones.

Con fecha 4 de diciembre de 2000 y 12 de enero de 2001, Télex-Chile S.A. y Chilesat Servicios Empresariales S.A. se constituyeron en avalista de las obligaciones que emanan de dos contratos de arrendamiento de equipos con opción de compra suscrito por la filial Chilesat S.A. con IBM S.A.C., por un monto ascendente a US$ 11 millones.

Texcom S.A.

Con fecha 5 de octubre de 1999, la filial Texcom S.A. se constituyó en aval de un crédito otorgado a su filial Colomsat S.A. por Banco del Pacífico S.A. (Colombia), que al 31 de diciembre de 2001 asciende a M$ 638.197. El aval otorgado por Texcom S.A. precede a la entrada en vigencia de la ley 550 de 1999, pues aquel se constituyó el 5 de octubre de 1999, es decir tres meses antes inclusive de su expedición. Como tal, no podrá Banco del Pacífico perseguir su pago directamente al garante que lo es Texcom S.A., sino que deberá hacerlo dentro del escenario de la negociación del acuerdo de reestructuración y estarse y someterse a las resultas del proceso de Colomsat S.A. En caso de no resultar el proceso de reestructuración bajo la ley 550 el Banco del Pacífico S.A. podrá ejercer su aval.

Con fecha 31 de diciembre de 1999, la filial Texcom S.A. se constituyó en aval de un crédito otorgado a su filial Colomsat S.A. por Corporación Financiera Colombiana S.A. (Colombia), que al 31 de diciembre de 2001 asciende a M$ 1.075.465. Tal como se detalla en el párrafo anterior la ejecución de este aval estará sujeta al desarrollo del proceso de reestructuración bajo la ley 550.

b) Juicios

La filiales Chilesat S.A. y Texcom S.A. son parte de juicios laborales en relación a los cuales la administración estima que no tendrán un efecto significativo sobre los estados financieros.

Colomsat S.A.:

Existe un proceso jurídico vigente contra la Sociedad correspondiente a una demanda instaurada por la Sociedad Kisa Internacional S.A. Las pretensiones de la demandada son el pago del supuesto daño emergente consistente en los gastos y erogaciones incurridos en la preparación de una oferta para la instalación y mantenimiento de una red nacional de microondas, lucro cesante y reembolso de gastos, reajuste e intereses.

Según el concepto de los abogados, consideran haber presentado una argumentación de fondo lo suficientemente consistente como para desvirtuar los hechos, los argumentos y las pruebas planteadas en la demanda presentada.

Nacs Communications Inc.:

Al 31 de diciembre de 2001 estaba en curso una demanda de Guyana Telephone & Telegraph Co., Ltd en contra de la Compañía por un monto aproximadamente de US$ 4,5 millones. A esta misma fecha, se habían ejecutado todas las etapas del juicio encontrándose pendiente los alegatos del demandante frente a un jurado y la sentencia de este programadas para el 11 de febrero 2002 (ver nota 27).

c) Restricciones financieras

Producto de la reprogramación de obligaciones financieras de 5 de octubre de 1999, se establecieron ciertas restricciones financieras que deben cumplir los Estados Financieros Consolidados de Télex-Chile S.A. y de Chilesat S.A.:

- Indice Mínimo de Cobertura de Intereses Consolidado de 2,5 para los períodos trimestrales al 31 de diciembre de 2001 y hasta la extinción de la deuda.
- Indice Máximo Consolidado de Endeudamiento de 1,8 al 31 de diciembre de 2001 el que se disminuye a 1,5 cada fin de trimestre desde el 31 de marzo de 2002.
- Indice Máximo de Cobertura de Deuda de 4,0 al 31 de diciembre de 2001 el que se disminuye a 3,0 para el año que finaliza el 31 de diciembre de 2002.

Cumplimiento de índices al 31 de diciembre de 2001:

El Indice Mínimo de Cobertura de Intereses Consolidado no es cumplido por los Estados Financieros Consolidados de Télex-Chile S.A. y Chilesat S.A.

El Indice Máximo Consolidado de Endeudamiento no es cumplido por los Estados Financieros Consolidados de Télex-Chile S.A. y de Chilesat S.A.

El Indice Máximo de Cobertura de Deuda no es cumplido por los Estados Financieros Consolidados de Télex-Chile S.A. y Chilesat S.A.

De aprobarse los convenios judiciales preventivos descritos en Nota 29, estos no contemplan requisito de cumplimiento de índices.

d) Contingencias

Colomsat S.A.:

Colomsat S.A. (filial de Texcom S.A.) se encuentra actualmente negociando la reprogramación de sus pasivos financieros con las entidades que fueron parte del acuerdo de refinanciamiento suscrito al 31 de diciembre de 1999, lo cual implicará una modificación a los términos actualmente vigentes.

A dicho efecto ha iniciado un proceso de reestructuración y/o de capitalización de la deuda al amparo de la ley 550, bajo la coordinación de un promotor designado por la Superintendencia de Sociedades de Colombia.

NOTA 25 - MONEDA NACIONAL Y EXTRANJERA

ACTIVOS

Rubro	Moneda	Monto 2001 M$	Monto 2000 M$
Total activos circulantes		13,717,779	30,000,645
Disponible	$ no reajustable	468,717	354,078
	Dólares	170,818	221,659
	Otras Monedas	177,298	126,982
Depósitos a plazo	$ no reajustable	6,548	5,915
	Dólares	236,668	594,291
	Otras Monedas	-	2,413
Valores negociables	$ no reajustable	296,231	2,528,287
	Otras Monedas	6	17,006
Deudores por ventas	$ no reajustable	2,004,056	1,678,542
	Dólares	485,352	941,469
	Otras Monedas	635,134	621,721
Documentos por cobrar	$ no reajustable	156,458	187,560
	Otras Monedas	-	444
Deudores varios	$ no reajustable	1,164,127	1,123,700
	Dólares	29,769	5,428
	Otras Monedas	25,032	71,038
Documentos y cuentas por cobrar empresas relacionadas	$ reajustable	1,073,001	1,877,266
	$ no reajustable	-	119,035
	Dólares	-	1,040,967
Impuestos por recuperar	$ no reajustable	580,080	596,142
	Otras Monedas	303,046	292,066
Gastos pagados por anticipado	$ reajustable	2,554	9,872
	$ no reajustable	262,437	461,868
	Dólares	41,738	55,026
	Otras Monedas	54,154	61,628
Otros activos circulantes	$ reajustable	35,845	96,124
	$ no reajustable	5,442,335	3,387,215
	Dólares	62,740	13,518,539
	Otras Monedas	3,635	4,364
Total activo fijo		89,560,930	110,726,627
Terrenos	$ no reajustable	426,534	426,534
	Dólares	139,348	125,865
	Otras Monedas	400,076	400,328
Construcciones y obras de instraestructura	$ no reajustable	33,147,056	36,599,520
	Dólares	536,984	497,009
	Otras Monedas	666,660	1,610,128
Maquinarias y equipos	$ no reajustable	25,803,211	41,558,212
	Dólares	757,810	877,526
	Otras Monedas	10,186,445	11,736,595
Otros activos fijos	$ no reajustable	17,015,115	15,957,248
	Dólares	318,146	480,715
	Otras Monedas	163,545	456,947
Total otros activos		1,335,499	2,079,620
Inversión en empresas relacionadas	$ no reajustable	6,529	9,742
Inversión en otras sociedades	$ reajustable	293	293
Menor valor de inversiones	$ no reajustable	122,997	129,550
	Dólares	13,472	18,258
Documentos y cuentas por cobrar empresas relacionadas largo plazo	$ reajustable	807,058	919,291
	$ no reajustable	-	1,600
	Dólares	79,729	79,080
Impuestos diferidos	$ no reajustable	-	561,654
Otros activos	$ reajustable	11,351	20,374
	$ no reajustable	15,049	71,674
	Dólares	82,760	57,369
	Otras Monedas	196,261	210,735
	$ reajustable	1,930,102	2,923,220
	$ no reajustable	86,917,480	105,758,076
	Dólares	2,955,334	18,513,201
	Otras Monedas	12,811,292	15,612,395

PASIVOS CIRCULANTES

RUBRO	Moneda	Hasta 90 días				90 días a 1 año			
		2001		2000		2001		2000	
		Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual
Obligaciones con bancos e inst. financieras corto plazo	Dólares	21,606	29.99%	19,426	16.00%	-	-	-	-
	Otras Monedas	499	12.00%	13,126	16.56%	-	-	-	-
Obligaciones con bancos e inst. financieras - porción corto plazo	$ reajustable	2,300,359	9.39%	1,593,471	Tab 90+2%	5,055,953	9.39%	1,917,215	Tab 90+2%
	$ reajustable	-	-	-	-	3,015,007	Tab 180+3%	2,824,871	Tab 180+3%
	$ no reajustable	-	-	-	-	62,417	Tip (30-89)+2%	55,495	Tip (30-89)+2%
	Otras Monedas	3,848,658	17.93%	287,549	16.56%	-	-	-	-
	Dólares	14,659,565	10.38%	12,712,245	Libor 90+3%	30,970,874	10.38%	9,331,791	Libor 90+3%
	Dólares	202,518	Libor 180+3%	-	-	21,925,899	Libor 180+3%	13,422,289	Libor 180+3%
	Dólares	4,001	10.38%	3,065	9.46%	-	-	-	-
Obligaciones largo plazo con vcto. dentro de un año									
- Leasing	$ reajustable	374,228	8.81%	699,023	9.04%	877,624	9.39%	597,187	9.69%
- Leasing y pagaré proveedor	Dólares	187,862	9.96%	-	-	2,488,055	11.46%	-	-
- Derechos de aduana	Dólares	-	-	-	-	276,739	-	-	-
- Proveedor	Dólares	-	-	-	-	1,807,843	Libor 180+1,75%	702,955	Libor 180+1,75%
- Otros	Otras Monedas	178,016	-	257,938	-	-	-	-	-
	Dólares	-	-	63,706	13.98%	-	-	-	-
Cuentas por pagar	$ reajustable	278,950	-	67,472	-	144,346	-	200,134	-
	$ no reajustable	3,832,663	-	2,983,261	-	1,126	-	8,253	-
	Dólares	5,073,482	-	3,933,225	-	3,199,810	-	1,871,533	-
	Otras Monedas	908,800	-	717,715	-	-	-	265,637	-
Documentos por pagar	Dólares	24,341	-	-	-	-	-	-	-
	Otras Monedas	228,726	-	-	-	-	-	-	-
Acreedores varios	$ reajustable	568	-	-	-	-	-	1,138	-
	$ no reajustable	430,957	-	452,330	-	749	-	2,519	-
	Dólares	-	-	-	-	15	-	43,474	-
	Otras Monedas	24,600	-	31,844	-	-	-	-	-
Documentos y cuentas por pagar empresas relacionadas	$ no reajustable	4,879	-	26,826	-	-	-	-	-
	Dólares	48,980	-	-	-	-	-	-	-
Provisiones	$ reajustable	-	-	12,192	-	-	-	-	-
	$ no reajustable	8,228	-	66,427	-	369,183	-	943,158	-
	Dólares	740,063	-	554,005	-	-	-	115,589	-
	Otras Monedas	140,730	-	145,799	-	-	-	490,575	-
Retenciones	$ no reajustable	355,384	-	625,941	-	-	-	-	-
	Dólares	8,757	-	4,940	-	-	-	-	-
	Otras Monedas	319,172	-	173,651	-	-	-	13,668	-
Impuesto a la renta	$ no reajustable	283	-	-	-	12,495	-	7,976	-
	Otras Monedas	-	-	-	-	-	-	78,474	-
Ingresos percibidos por adelantado	$ no reajustable	260,118	-	236,753	-	687,710	-	618,679	-
Otros pasivos circulantes	Dólares	71,360	-	14,017	-	-	-	-	-
	Otras Monedas	6,235	-	7,416	-	-	-	2,865	-
	$ reajustable	2,954,105		2,372,158		9,092,930		5,540,545	
	$ no reajustable	4,892,512		4,391,538		1,133,680		1,636,080	
	Dólares	21,042,535		17,304,629		60,669,235		25,487,631	
	Otras Monedas	5,655,436		1,635,038		-		851,219	

PASIVOS LARGO PLAZO
2001

RUBRO	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		más de 10 años	
		Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual
Obligaciones con bancos e insta.	Otras Monedas	3,007,429	17.86%	-	-	-	-	-	-
financieras largo plazo	Dólares	9,248	9.60%	105,923	10.86%	25,686	8.50%	199,407	8.50%
Documentos por pagar largo plazo:									
- Leasing	$ reajustable	1,406,278	8.10%	695,325	8.68%	2,345,198	8.68%	2,440,317	8.68%
- Leasing y pagaré proveedor	Dólares	4,927,201	11.49%	-	-	-	-	-	-
- Derechos de aduana	Dólares	302,386	-	-	-	-	-	-	-
- Proveedor	Dólares	400,716	Libor 180+1,75%	267,170	Libor 180+1,75%	-	-	-	-
- Otros	Otras Monedas	112,326	-	-	-	-	-	-	-
Provisiones largo plazo	$ no reajustable	4,556,955	-	-	-	-	-	-	-
	Dólares	183,750	-	-	-	-	-	-	-
Ingresos percibidos por adelantado	$ no reajustable	2,523,303	-	1,560,849	-	641,805	-	547,223	-
Otros pasivos largo plazo	Dólares	100,433	-	-	-	-	-	-	-
	$ reajustable	1,406,278		695,325		2,345,198		2,440,317	
	$ no reajustable	7,080,258		1,560,849		641,805		547,223	
	Dólares	5,923,734		373,093		25,686		199,407	
	Otras Monedas	3,119,755		-		-		-	

PASIVOS LARGO PLAZO
2000

RUBRO	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		más de 10 años	
		Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual	Monto M$	tasa de interés promedio anual
Obligaciones con bancos e inst.	$ reajustable	5,053,693	Tab 90+2%	-	-	-	-	-	-
financieras largo plazo	Otras Monedas	3,413,940	16.70%	1,601,127	16.70%	-	-	-	-
	Dólares	27,971,134	Libor 90+3%	-	-	-	-	-	-
	Dólares	5,322,898	Libor 180+3%	-	-	-	-	-	-
	Dólares	16,021	9.27%	97,715	9.27%	20,442	8.50%	177,842	8.50%
Documentos por pagar largo plazo									
- Leasing	$ reajustable	1,460,906	9.29%	642,081	8.68%	2,165,704	8.68%	2,963,078	8.68%
- Derechos de aduana	Dólares	474,118	-	-	-	-	-	-	-
- Proveedor	Dólares	804,341	Libor 180+1,75%	536,242	Libor 180+1,75%	-	-	-	-
- Otros	Otras Monedas	174,736	-	-	-	-	-	-	-
	Dólares	58,245	14.83%	-	-	-	-	-	-
Ingresos percibidos por adelantado	$ no reajustable	2,380,878	-	1,368,300	-	1,194,768	-	586,293	-
Otros pasivos largo plazo	Dólares	155,163	-	-	-	-	-	-	-
	$ reajustable	6,514,599		642,081		2,165,704		2,963,078	
	$ no reajustable	2,380,878		1,368,300		1,194,768		586,293	
	Dólares	34,801,920		633,957		20,442		177,842	
	Otras Monedas	3,588,676		1,601,127		-		-	

NOTA 26 - SANCIONES

Durante el ejercicio terminado al 31 de diciembre de 2001 la Sociedad Matriz y sus filiales, sus Directores y sus Administradores no han recibido sanciones por parte de la Superintendencia de Valores y Seguros u otras autoridades administrativas.

NOTA 27 - HECHOS POSTERIORES

Los hechos posteriores ocurridos entre 1 de enero de 2002 y el 8 de febrero de 2002, fecha esta última del Informe de los Auditores Independientes, son los siguientes:

1. Con fecha 7 de enero de 2002, se publicó en el Diario Oficial el convenio judicial preventivo acordado entre la Compañía y sus acreedores, y también aquel acordado entre la filial Chilesat S.A. y sus acreedores.

2. Con fecha 7 de enero de 2002, el señor Jorge Awad Mehech renunció a su cargo de Presidente y director de la Compañía y de su filial Chilesat S.A., procediendo los respectivos directorios de ambas compañías a designar en su reemplazo, como nuevo director y Presidente, al señor Juan Pablo Román Rodríguez.

3. Con fecha 25 de enero de 2002, el Décimo Octavo Juzgado Civil de Santiago dictó la resolución correspondiente que tuvo por aprobados los convenios judiciales preventivos de Télex-Chile S.A. y Chilesat S.A., publicándose dicha resolución en el Diario Oficial de fecha 26 de enero de 2002.

4. Con fecha 30 de enero de 2002, se llevó a efecto una Junta Extraordinaria de Accionistas de Télex-Chile S.A., en la cual, en cumplimiento de los acuerdos establecidos en el convenio judicial preventivo, se acordó lo siguiente :

a) Aumentar el capital social de la Compañía, de la suma de $ 98.111.714.580.-, que incluye la capitalización de la distribución de la revalorización del capital propio al día 31 de diciembre del año 2000, de acuerdo al balance general aprobado por la junta ordinaria de accionistas celebrada el día 27 de abril de 2001, dividido en 116.242.756 acciones nominativas de la serie A y en 111.684.217 acciones nominativas de la serie B, todas de un mismo valor y sin valor nominal, a la suma de $ 361.782.050.877.-, dividido en 7.586.902.285.- acciones nominativas de la serie A y en 7.289.376.705.- acciones nominativas de la serie B, emitiendo en forma simultánea, en una o más oportunidades, 7.470.659.529.- acciones de la misma Serie A y 7.177.692.488.- acciones de la misma serie B, en cada caso en forma proporcional a su actual participación en el capital social, de un mismo valor de colocación para ambas series de $ 18.- por acción, a fin de cubrir el referido aumento de capital, las que serán ofrecidas preferentemente a los señores accionistas de la sociedad, a prorrata de las acciones que ellos posean.

Las acciones que se emitan en cada serie con cargo al referido aumento de capital, se destinarán exclusivamente a ser suscritas y pagadas por los accionistas y/o cesionarios de la opción preferente, o bien a ser suscritas y pagadas por los acreedores financieros, de contado y en dinero efectivo al momento de su suscripción o mediante la capitalización de créditos anteriores a la emisión, que tengan dichos accionistas o acreedores financieros o sus cesionarios en contra de la Sociedad, de conformidad con lo establecido en los numerales 4 y 5 de la Sección III de la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros.

Los accionistas tendrán derecho a suscribir y pagar las acciones que se emitan con cargo a este aumento de capital a prorrata de las acciones que posean inscritas en el registro de accionistas el quinto día hábil anterior a la fecha de publicación en la cual se les comunique dicha opción.

Los accionistas con derecho a suscribir acciones o sus cesionarios deberán manifestar por escrito su intención de suscribirlas dentro del plazo máximo de 30 días contado desde la publicación del aviso de oferta preferente. Si nada expresan dentro de dicho plazo, se entenderá que renuncian a ese derecho. Las acciones no suscritas por los accionistas y/o sus cesionarios en uso de su opción preferente, no podrán ser ofrecidas por el directorio a terceros a valores inferiores o en condiciones más ventajosas que a aquéllos, y deberán ser puestas por el Directorio a disposición de los acreedores financieros de la Compañía o de los cesionarios de sus respectivos créditos, según corresponda, a fin de dar cumplimiento a la capitalización de créditos prevista en el Convenio Judicial Preventivo de la Compañía acordado con fecha 28 de diciembre de 2001 ante el Vigésimo Octavo Juzgado Civil de Santiago.

El valor de las acciones que se suscriban por los acreedores financieros y/o sus cesionarios, se enterará mediante la capitalización de sus créditos, produciéndose la compensación correspondiente hasta la concurrencia de los créditos existentes y debidamente acreditados que dichos acreedores tengan en contra de la sociedad, otorgados con anterioridad a la emisión de estas acciones. Para efectos de la capitalización, se entenderá por acreedores financieros de la compañía a los definidos como tales en el convenio judicial preventivo acordado con fecha 28 de diciembre de 2001 ante el Vigésimo Octavo Juzgado Civil de Santiago, a saber: (i) Aquellos acreedores financieros de Télex-Chile S.A. que originalmente tenían esa calidad; o (ii) Aquellos acreedores financieros que adquieran la calidad de acreedores en contra de Télex-Chile S.A. producto de la novación por cambio de deudor que tienen derecho a efectuar los acreedores financieros de su filial Chilesat S.A. El valor de sus créditos se determinará por el directorio teniendo en cuenta las estipulaciones de dicho convenio judicial preventivo.
La totalidad de las acciones mediante las cuales se efectuará el aumento de capital, deberán quedar emitidas, suscritas y pagadas dentro del plazo máximo de 120 días corridos contados desde el 28 de diciembre del año 2001. Vencido este plazo sin que se haya enterado el aumento de capital, éste quedará reducido a la cantidad efectivamente pagada".

b) Facultar al Directorio para que, con las más amplias atribuciones, adopte todos los demás acuerdos que fueren necesarios para perfeccionar el aumento de capital, pudiendo establecer las demás modalidades de la emisión y colocación de las acciones de pago, y para solicitar la inscripción en el Registro de Valores de la Superintendencia de Valores y Seguros de la emisión de acciones, conforme al procedimiento establecido en los numerales 4 y 5 de la Sección Tercera de la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros, y para que, una vez registrada dicha emisión, ofrezca dichas acciones a los destinatarios de la misma, en una o más oportunidades, según lo determine el propio Directorio, dentro del plazo de 120 días corridos contados desde el 28 de diciembre de 2001.

c) Reemplazar el artículo Quinto de los estatutos sociales, relativo al capital social, y el Artículo Primero Transitorio de los mismos, relativo a la manera que dicho capital se encuentra suscrito y pagado y se suscribirá y pagará, en términos consistentes con los acuerdos adoptados anteriormente referidos.

5. Con fecha 1 de febrero de 2002, los directorios de Télex-Chile S.A. y de Chilesat S.A. tomaron conocimiento de la renuncia a su cargo de director de ambas compañías presentada por el señor José Miguel Valdés Lira, procediendo a designar en su reemplazo al señor Raúl Sotomayor Valenzuela.

Con esa misma fecha el señor Juan Eduardo Ibáñez Walker renunció a su cargo de Vicepresidente de Télex-Chile S.A. y de Chilesat S.A., continuando como director de ambas empresas, procediendo sus respectivos directorios a designar como nuevo Vicepresidente, en reemplazo del señor Ibáñez, al director señor Raúl Sotomayor Valenzuela.

Con esa misma fecha el señor Alejandro Ulloa Azócar renunció a su cargo de Gerente General de Télex-Chile S.A. y de Chilesat S.A., procediendo sus respectivos directorios a designar en su reemplazo como nuevo Gerente General de dichas compañías, en carácter de interino, al Gerente de Administración y Finanzas señor Rafael Wilhelm Matthei.

6. Con fecha 7 de febrero de 2002, el directorio de la Compañía, cumpliendo con los acuerdos adoptados en la Junta Extraordinaria de Accionistas celebrada con fecha 30 de enero de 2002, acordó emitir las acciones de pago correspondientes al aumento de capital acordado en dicha junta, y adoptó los acuerdos necesarios conducentes a materializar la inscripción de la emisión de las nuevas acciones en el Registro de Valores.

Entre el 31 de diciembre de 2001 y la fecha de emisión de estos estados financieros no han ocurrido otros hechos de carácter financiero o de otra índole, que afecten en forma significativa los saldos o interpretación de los presentes estados financieros.

NOTA 28 - MEDIO AMBIENTE

Por la naturaleza de la industria, la Sociedad Matriz y sus filiales no se ven afectadas por situaciones que pudieran afectar directa o indirectamente a la protección del medio ambiente y por lo tanto no existen desembolsos que para estos efectos se encuentren comprometidos a futuro.

NOTA 29 - SITUACION DE LA SOCIEDAD

1. Al 31 de diciembre de 2001, la sociedad presenta un resultado operacional negativo por M$ 8.933.455, un patrimonio negativo por M$ 27.449.824 y un déficit de capital de trabajo por M$ 91.722.654, originado este último principalmente por los recursos destinados a cumplir sus compromisos financieros, los cuales tienen sus vencimientos en el corto plazo.

2. Con fecha 4 de octubre de 2001, Télex-Chile S.A. y su filial Chilesat S.A. presentaron ante el Vigésimo Octavo Juzgado Civil de Santiago Proposiciones de Convenio Judicial Preventivo, a ser discutidas y aprobadas en junta de acreedores, todo ello de conformidad a lo establecido en los artículos 173 y siguientes de la Ley N° 18.175, y que en el caso de la filial Chilesat S.A. sustituyeron aquellas proposiciones presentadas con fecha 10 de abril de 2001 ante el Noveno Juzgado Civil de Santiago.

La presentación de Proposiciones de Convenio Judicial Preventivo de Télex-Chile S.A. se originó en el mal estado de los negocios de la Compañía y en la previsión cierta de no contar con los recursos económicos para pagar a sus acreedores financieros las obligaciones establecidas en el Contrato de Reprogramación de Créditos suscrito el 5 de octubre de 1999, y para dar cumplimiento a las garantías constituidas en favor de diversos acreedores.

Esta previsión se basó en la mala situación financiera de su filial Chilesat S.A., principal fuente de los ingresos de Télex Chile S.A., la cual con fecha 6 de abril de 2001 cesó en el pago de una cuota de capital de su deuda financiera, ascendente dicha cuota a US$ 8,90 millones, y cesó también en el pago de las cuotas de intereses que vencieron los días 5 de abril y 5 de julio de ese mismo año.

La Bolsa de Valores de Nueva York ("NYSE") le ha informado a la Compañía que no se encuentra cumpliendo con los estándares mínimos de capitalización y valor mínimo de cotización de sus ADRs para continuar siendo listada en dicha bolsa, y que de no ser remediada esta situación, arriesga la suspensión y/o el delistamiento de la cotización de sus ADRs en dicha bolsa.

La NYSE ha informado también que en atención al desarrollo del proceso en curso seguido por la Compañía, evaluará la conveniencia de continuar o no su listamiento, teniendo en consideración todos los hechos pertinentes que estime apropiados, para lo cual monitoreará la situación en curso de la Compañía, manteniendo un diálogo estrecho con ella.

En Junta de Acreedores celebrada el 28 de diciembre de 2001 ante el Vigésimo Octavo Juzgado Civil de Santiago, se acordó entre la Compañía y sus acreedores un convenio judicial preventivo (el convenio), que prorrogó el vencimiento de los créditos financieros en contra de Télex por un plazo de 120 días corridos contados desde la fecha precedentemente indicada, a objeto de llevar a cabo un proceso de capitalización de los mismos, y con ello solucionar la situación financiera de la Compañía.

El convenio, el cual el Tribunal lo tuvo por acordado según resolución de esa misma fecha, establece que dentro del plazo de 120 días ya indicado, los acreedores financieros de Télex que libre y voluntariamente así lo decidan, tendrán derecho a capitalizar sus créditos en la Compañía, incluidos sus reajustes e intereses, en los términos que se indican a continuación:

a) La capitalización deberá ser por un monto de créditos que ascienda, en capital e intereses, a una suma igual o superior a los créditos representativos de a lo menos el 70% de dichos créditos financieros, más aquellos pasivos o deudas directas de la filial Chilesat S.A. que sean asumidos por Télex mediante novación por cambio de deudor, los cuales, a su vez, deberán ascender, a lo menos, al 85% de las deudas financieras directas de Chilesat S.A.

b) Cumplida la condición anterior, todos los créditos financieros no capitalizados durante el plazo de 120 días corridos ya indicado, incluidos los de Chilesat S.A. que pasaron a ser pasivos de Télex mediante la novación por cambio de deudor, serán prorrogados por un plazo de 15 años y pagados en una sola cuota al final de dicho período, sin reajustes ni intereses.

c) Para llevar a efecto lo anteriormente acordado, el convenio establece que los acreedores financieros de Chilesat S.A. que libre y voluntariamente así lo decidan, podrán llevar a cabo una novación por cambio de deudor de sus créditos, ya sea total o parcialmente, de manera que el nuevo deudor de dichos créditos pase a ser Télex. Los créditos novados mantendrán sus propias condiciones y términos, así como sus garantías, lo que no se verá afectado por la novación por cambio de deudor.

Efectuada esta novación, la nueva obligación en contra de Télex se regirá en todo por el convenio judicial preventivo de esta última compañía, por lo que dichos créditos también se podrán capitalizar en Télex en los términos ya señalados. La novación por cambio de deudor será a título oneroso, por lo que a consecuencia de ella Télex pasará a ser acreedor de Chilesat por una suma igual al monto en capital e intereses del crédito novado.

Este crédito de Télex en contra de Chilesat S.A. producto de la novación por cambio de deudor, será compensado en una suma igual a los créditos que Chilesat S.A. tenga en contra de Télex, y el saldo no pagado vía compensación deberá ser capitalizado por Télex en Chilesat S.A. en el plazo de 270 días corridos contados desde la novación por cambio de deudor. Para estos efectos, los accionistas de Chilesat S.A. reunidos en Junta Extraordinaria de Accionistas y sujeto a que el convenio de Chilesat S.A. se encuentre cumplido, deberán acordar un aumento de capital por un monto tal que permita dicha capitalización.

d) A efectos de llevar a cabo la capitalización de créditos prevista en el convenio, el Directorio de Télex debía convocar a una Junta Extraordinaria de Accionistas a celebrarse dentro de los 30 días hábiles contados desde la fecha en que se votó favorablemente el convenio (ver Nota 27), esto es, desde el 28 de diciembre de 2001, a objeto de aprobar un aumento de capital por al menos $248.498.772.823, pagadero de contado en dinero efectivo al momento de su suscripción, o mediante la capitalización de créditos, a elección de quien suscriba y pague dichas acciones. Los créditos podrán ser tanto directos como indirectos en contra de Télex y se valorizarán a su valor nominal, incluyendo reajustes e intereses devengados hasta la fecha de la capitalización.

El convenio establece que las acciones que se emitan con cargo al referido aumento de capital, se destinarán exclusivamente a ser suscritas y pagadas por los accionistas y/o cesionarios de la opción preferente, o bien a ser suscritas y pagadas por los Acreedores Financieros mediante la capitalización de créditos anteriores a la emisión que tengan dichos Acreedores Financieros o sus cesionarios, en contra de la Sociedad, todo ello de conformidad con lo establecido en los numerales 4 y 5 de la Sección III de la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros.

Si el Directorio no convocaba a dicha junta extraordinaria de accionistas, o ella no se celebraba dentro del plazo indicado, se resolvía el convenio y procedía declarar la quiebra de la Compañía.

e) El convenio establece por otra parte que si no se capitalizan los créditos financieros en la forma y dentro del plazo señalados, y por los montos mínimos anteriormente indicados, quedarán inmediatamente vencidas y exigibles las obligaciones financieras que conforme a los términos del convenio fueron prorrogadas, salvo que el convenio se modifique siguiendo el procedimiento allí establecido.

f) El convenio establece que durante su vigencia no tendrá participación el interventor señalado en los artículos 176 y 199 de la Ley de Quiebras y, por consiguiente, Télex no quedará sujeta a dicha intervención.

En Junta de Acreedores celebrada también el 28 de diciembre de 2001 y ante el mismo tribunal, la filial Chilesat S.A. y sus acreedores acordaron a su vez un convenio judicial preventivo que es plenamente consistente con el convenio de su matriz Télex-Chile, prorrogándose el vencimiento de los créditos financieros en contra de Chilesat S.A. también por el plazo de 120 días corridos contados desde la fecha precedentemente indicada, a objeto de llevar a cabo la novación por cambio de deudor anteriormente referida, y proceder tras ello a la capitalización de los mismos en Télex, y con ello solucionar también la situación financiera de la referida filial.

El convenio de Chilesat también establece que el crédito de Télex en su contra producto de la novación por cambio de deudor, será compensado en una suma igual a los créditos que Chilesat S.A. tenga en contra de Télex, y el saldo no pagado vía compensación deberá ser capitalizado por Télex en Chilesat S.A. en el plazo de 270 días corridos contados desde la novación por cambio de deudor, y que para estos efectos, los accionistas de Chilesat S.A. reunidos en Junta Extraordinaria de Accionistas y sujeto a que su propio convenio se encuentre cumplido, deberán acordar un aumento de capital por un monto tal que permita dicha capitalización.

3. Los estados financieros consolidados que se acompañan han sido preparados asumiendo que Télex-Chile S.A. y sus filiales continuarán como empresa en marcha. Télex-Chile S.A. y Chilesat S.A. se encuentran en vías de implementar el proceso de reestructuración y capitalización de créditos previsto en sus respectivos convenios judiciales preventivos antes indicados. Los estados financieros consolidados de Télex-Chile S.A. que se acompañan no incluyen ningún ajuste que refleje los posibles efectos futuros en la contabilidad y clasificación de activos y pasivos que puedan ser resultado de dicha reestructuración y capitalización de créditos. En caso contrario, en el evento de no darse cumplimiento a los acuerdos previstos en el convenio, existiría una duda razonable acerca de la capacidad de la Compañía y filiales para continuar como empresas en marcha. La filial Chilesat S.A., en mérito a los acuerdos de su convenio judicial preventivo, ha procedido a clasificar en el corto plazo los créditos financieros. Asimismo, dicha filial ha contabilizado los intereses devengados de su deuda financiera a partir del 5 de abril de 2001, a tasa máxima convencional.

En la Nota N° 27 sobre "Hechos Posteriores", se describen, entre otras situaciones, las diversas actuaciones realizadas con posterioridad al 31 de diciembre de 2001 relacionadas con el perfeccionamiento de los convenios judiciales preventivos, como también aquellas que conforme a sus términos conducen a la implementación de los acuerdos allí establecidos.

4. Télex-Chile S.A. registra a esta fecha pasivos con sus acreedores financieros por M$ 25.205.841.- y su filial Chilesat S.A. por M$ 51.579.747.- De implementarse los acuerdos previstos en sus respectivos convenios, en los porcentajes mínimos de capitalización indicados en el N° 2.a) anterior, el capital de Télex-Chile S.A. se vería incrementado en un monto aproximado de a lo menos M$ 61.486.874.-, considerando para efectos de dicha capitalización de créditos la liquidación de éstos sin incluir intereses moratorios, según fue acordado en los convenios judiciales preventivos.

NOTA 30 - DEPOSITOS A PLAZO

La composición de este rubro al cierre de cada ejercicio es la siguiente:

Banco o Institución financiera	País	2001 M$	2000 M$
Citibank N.Y.	EE.UU.	235,403	414,407
Bank of America NA	EE.UU.	7,813	184,668
Inversiones Cavendes	Venezuela	-	2,412
Nations-Customer Deposit	EE.UU.	-	1,132
Total		243,216	602,619

TELEX-CHILE S.A. Y FILIALES
ANALISIS COMPARATIVO DE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2001

1.- BALANCE GENERAL CONSOLIDADO

Los principales rubros de activos y pasivos al 31 de diciembre 2001 y 2000, son los siguientes:

	2001	2000
ACTIVOS	M$	M$
Activo Circulante	13,717,779	30,000,645
Activo Fijo Neto	89,560,930	110,726,627
Otros Activos	1,335,499	2,079,620
TOTAL ACTIVOS	104,614,208	142,806,892
PASIVOS		
Pasivo Circulante	105,440,433	59,218,838
Pasivo Largo Plazo	21,085,748	53,109,426
Ingresos Diferidos	5,273,180	5,530,239
Interés Minoritario	264,671	553,423
Patrimonio	(27,449,824)	24,394,966
TOTAL PASIVOS	104,614,208	142,806,892

Al 31 de diciembre de 2001, los activos consolidados de la Sociedad disminuyeron en M$ 38.192.684 respecto al año 2000. Esta variación se ve reflejada por una disminución del Activo Circulante por M$ 16.282.866, una disminución del Activo Fijo por M$ 21.165.697 y una disminución de Otros Activos por M$ 744.121.

Las principales bajas del Activo Circulante están dadas por: Depósitos a plazo, Valores negociables, Deudores por ventas, Documentos por cobrar, Documentos y cuentas por cobrar a empresas relacionadas, Impuestos por recuperar, Gastos pagados por anticipado y Otros activos circulantes, compensado por incrementos que están dados por: Disponible y Deudores varios.

Al 31 de diciembre de 2001, el Activo Fijo disminuye en M$ 21.165.697 respecto del ejercicio anterior, producto de la depreciación devengada en el ejercicio y por un castigo por obsolescencia.

Los Pasivos Circulantes consolidados experimentan un aumento de M$ 46.221.595, las alzas están dadas por Obligaciones con bancos e instituciones financieras largo plazo porción corto plazo M$ 39.897.260, Obligaciones largo plazo con vencimiento dentro de un año M$ 3.869.558, Cuentas por pagar M$ 3.391.947, Documentos por pagar M$ 253.067, Documentos y cuentas por pagar a empresas relacionadas M$ 27.033, Ingresos percibidos por adelantado M$ 92.396 y Otros pasivos circulantes M$ 53.297, las cuales son contrarrestadas con bajas en: Obligaciones con bancos e instituciones financieras corto plazo M$ 10.447, Acreedores varios M$ 74.416, Provisiones M$ 1.069.541, Retenciones M$ 134.887 e Impuesto a la renta por M$ 73.672.

El aumento de Pasivos de Corto Plazo y la disminución de Pasivos de Largo Plazo, se produce básicamente por el traspaso al corto plazo de obligaciones financieras producto del convenio judicial preventivo.

Los Ingresos Diferidos presentan una disminución neta de M$ 257.059 al 31 de diciembre de 2001, que corresponde al reconocimiento en resultados del contrato de derecho real de uso y un contrato de prestación de servicio sobre la red de fibra óptica, suscrito con Smartcom S.A., a un contrato de mantención de fibra óptica suscrito con CTC Mundo y a un arriendo de enlaces y medios de transmisión a Telesat S.A.

La disminución de M$ 51.844.790 del Patrimonio, se debe a la pérdida obtenida al 31 de diciembre de 2001, la cual se encuentra fuertemente impactada por los efectos del castigo por obsolescencia del activo fijo reflejado en el rubro otros egresos fuera de la explotación, a los Gastos financieros y a la Diferencia de cambio del ejercicio.

2.- **INDICES FINANCIEROS**

Los principales indicadores financieros y otros rubros importantes relativos a los estados financieros al 31 de diciembre de 2001 y 2000, son los siguientes:

		2001 M$		2000 M$
2.1 Liquidez Corriente		0.13		0.51
2.2 Razón Acida		0.13		0.51
2.3 Razón de Endeudamiento		(4.61)		4.60
2.4 Proporción Deuda a Corto Plazo en Deuda Total		83.33%		52.72%
2.5 Proporción Deuda a Largo Plazo en Deuda Total		16.67%		47.28%
2.6 Total Activos	M$	104,614,208	M$	142,806,892
2.7 Ingresos de Explotación	M$	49,193,346	M$	58,861,129
2.8 Proporción Costos Explotación en Costos Totales		66.52%		65.30%
2.9 Proporción Gastos de Adm. y Ventas en Costos Totales		33.48%		34.70%
2.10 Cobertura de gastos financieros		(4,12)		(1,11)
2.11 Resultado Operacional	M$	(8,933,455)	M$	(1,753,133)
2.12 Gastos Financieros	M$	(10,075,471)	M$	(9,759,374)
2.13 Resultado No Operacional	M$	(42,688,560)	M$	(18,848,160)
2.14 R.A.I.I.D.A.I.E.	M$	(27,799,441)	M$	1,137,362
2.15 Resultado Después de Impuesto	M$	(51,839,576)	M$	(20,008,180)

ANALISIS DE INDICES Y RUBROS IMPORTANTES

2.1 LIQUIDEZ CORRIENTE	0.13	0.51

Este índice disminuye, básicamente por el traspaso al corto plazo de obligaciones financieras producto del convenio judicial preventivo.

a) INCREMENTOS Y BAJAS DEL ACTIVO CIRCULANTE

DEUDORES POR VENTA

Este rubro presenta una disminución neta principalmente en facturas por cobrar a clientes nacionales y un aumento de corresponsales.

DEUDORES VARIOS

Este rubro presenta un aumento en entes recaudadores y una disminución de otros deudores y de anticipo a proveedores.

DOCUMENTOS Y CUENTAS POR COBRAR A EMPRESAS RELACIONADAS

La disminución neta de este rubro por M$ 1.964.267 está dado principalmente por la provisión de incobrable del saldo por cobrar a Melbourne Int. Communications Ltd. y por la suscripción de un convenio de pago con Chilexpress S.A., lo que originó una reclasificación al largo plazo.

OTROS ACTIVOS CIRCULANTES

La disminución neta de este rubro por M$ 11.461.687 se debe principalmente a la disminución de Depósitos a plazo, contrarrestado con un aumento de operaciones de compra con compromiso de retroventa.

b) INCREMENTOS Y BAJAS DEL PASIVO CIRCULANTE

OBLIGACIONES CON BANCOS E INST. FINAN. LARGO PLAZO PORCION CORTO PLAZO

El aumento de M$ 39.897.260, se debe principalmente al traspaso del largo al corto plazo de pasivos financieros, producto del convenio judicial preventivo.

OBLIGACIONES A LARGO PLAZO CON VENCIMIENTO DENTRO DE UN AÑO

El aumento de M$ 3.869.558, de este rubro se debe, principalmente a la incorporación de nuevos leasing y al traspaso de cuotas de leasing del largo al corto plazo.

2.2 RAZON ACIDA	0.13	0.51

Este índice es igual al señalado en el punto anterior 2.1 debido a que la Sociedad y sus filiales no tienen existencias.

2.3 RAZON DE ENDEUDAMIENTO	(4.61)	4.60

La variación de este índice respecto del ejercicio anterior está dado fundamentalmente por la disminución del patrimonio.

2.4 PROPORCION DEUDA A CORTO PLAZO EN DEUDA TOTAL	83.33%	52.72%

El detalle de los rubros que explican el aumento de este índice, están descritos en el punto 2.1.b.

2.5 PROPORCION DEUDA A LARGO PLAZO EN DEUDA TOTAL		16.67%		47.28%

El detalle de los rubros que explican la disminución de este índice, están descritos en el punto 2.1.b.

2.6 TOTAL ACTIVOS	M$	104,614,208	M$	142,806,892

La disminución de M$ 38.192.684 al 31 de diciembre de 2001, respecto de igual fecha de 2000, se explica con lo señalado en el punto 1.

2.7 INGRESOS DE EXPLOTACION	M$	49,193,346	M$	58,861,129

Los ingresos de explotación disminuyeron en M$ 9.667.783 con respecto al ejercicio anterior, debido principalmente a menores ingresos provenientes del intercambio de tráfico internacional con operadores extranjeros.

2.8 PROPORCION DE COSTOS DE EXPLOTACION EN COSTOS TOTALES		66.52%		65.30%

Existe un aumento en este índice, producto de una baja en los Gastos de Adm. y Ventas, explicado en el punto 2.9.

2.9 PROPORCION DE GASTOS DE ADM. Y VENTAS EN COSTOS TOTALES		33.48%		34.70%

Esta proporción se ve disminuida por una mayor provisión de incobrables, efectuada durante el año 2000 respecto del actual ejercicio.

2.10 COBERTURA DE GASTOS FINANCIEROS		(4,12)		(1,11)

El aumento negativo de este índice es producto de tener un resultado antes de impuestos negativo superior en relación al ejercicio anterior.

2.11 RESULTADO OPERACIONAL	M$	(8,933,455)	M$	(1,753,133)

La disminución del resultado operacional se debe a la baja de los Ingresos de explotación explicado en el punto 2.7.

2.12 GASTOS FINANCIEROS	M$	(10,075,471)	M$	(9,759,374)

El aumento de M$ 316.097 respecto del ejercicio anterior se explica principalmente con el mayor valor del tipo de cambio dólar, efecto que se compensa parcialmente con el prepago de US$ 22 millones.

2.13 RESULTADO NO OPERACIONAL	M$	(42,688,560)	M$	(18,848,160)

El aumento del resultado no operacional negativo se debe principalmente a la pérdida por corrección monetaria y diferencia de cambio producida en este ejercicio, además de un castigo por obsolescencia del activo fijo reflejados en el rubro otros egresos fuera de la explotación .

2.14 R.A.I.I.D.A.I.E.	M$	(27,799,441)	M$	1,137,362

El aumento negativo de este índice es producto de tener un resultado negativo antes de impuestos superior con respecto al ejercicio anterior.

2.15 RESULTADO DESPUES DE IMPUESTOS	M$	(51,839,576)	M$	(20,008,180)

La variación de este resultado se explica principalmente por lo descrito en los puntos anteriores.

RENTABILIDAD

RENTABILIDAD DEL PATRIMONIO

Definida como la razón del resultado del ejercicio a patrimonio promedio corresponde a (33,94).

RENTABILIDAD DEL ACTIVO

Definida como la razón del resultado del ejercicio a activos promedios corresponde a (0,42).

RENTABILIDAD ACTIVOS OPERACIONALES

Definida como la razón del resultado operacional del ejercicio a activos operacionales promedios corresponde a (0,07). Se considera como activos operacionales el activo circulante y el activo fijo.

UTILIDAD POR ACCION

Definida como el resultado del ejercicio dividido por el número de acciones suscritas y pagadas al cierre del ejercicio corresponde a (0,23).

INDICACION DE LAS PRINCIPALES DIFERENCIAS ENTRE VALOR DE MERCADO O ECONOMICO Y VALOR DE LOS ACTIVOS DE LA SOCIEDAD.

Al 31 de diciembre de 2001 la Sociedad y sus filiales no presentan diferencias significativas que deban ser destacadas, salvo las que pudieren presentarse de conformidad a los antecedentes señalados en las notas sobre "Hechos Posteriores" y "Situación de la Sociedad". Además dadas las particulares características y especialización del activo fijo de la Sociedad y su filial, resulta muy difícil de cuantificar una eventual diferencia en este rubro.

MERCADOS EN LOS QUE PARTICIPA

Del total de las ventas consolidadas de la Sociedad el 64,03% corresponden a ingresos en el mercado nacional, 15,22% a ingresos generados en el mercado internacional por las filiales nacionales y 20,75% por las filiales extranjeras.

FLUJO DE EFECTIVO

	2001 M$	2000 M$
Flujo originado por actividades de la operación	4,020,182	4,599,808
Flujo originado por actividades de financiamiento	(13,210,089)	(3,509,657)
Flujo originado por actividades de inversión	8,885,387	(1,953,840)

Descripción de las variaciones del Flujo de Efectivo:

Flujo originado por actividades de la operación:

Los recursos generados por actividades de la operación se vieron disminuidos respecto del ejercicio anterior en M$ 579.626, debido fundamentalmente a una disminución en la Recaudación de deudores por ventas por M$ 13.703.243, producto de los menores Ingresos de Explotación, contrarrestado por disminución en el Pago a proveedores y personal e Impuesto al valor agregado y otros similares pagados e Intereses pagados.

Flujo originado por actividades de financiamiento:

El aumento negativo de M$ 9.700.432 en los recursos utilizados en actividades de financiamiento se debe principalmente a que la filial Chilesat S.A. producto del prepago realizado por Smartcom S.A., pagó de préstamos por M$ 12.914.667, de acuerdo al contrato de reprogramación de créditos.

Flujo originado por actividades de inversión:

Los recursos originados por actividades de inversión aumentaron en M$ 10.839.227, principalmente por la venta de inversiones en instrumentos financieros de M$ 12.998.909 los que se destinaron al pago de créditos bancarios por parte de la filial Chilesat S.A., de acuerdo a lo mencionado en el párrafo anterior.

ANALISIS DE RIESGO DE MERCADO

La Sociedad y sus filiales no tienen cobertura sobre los riesgos de tasas de interés, de tipo de cambio y otros riesgos relevantes, es decir, está expuesta a cualquier variación respecto de estos riesgos.

El descalce que se produce entre activo y pasivo es el siguiente:

Activos en dólares estadounidenses	MUS$	4,513.41
Pasivos en dólares estadounidenses	MUS$	134,751.13

La composición por moneda extranjera del resultado operacional en porcentajes sobre cada ítem es el siguiente:

Ingresos de explotación	31.14%
Costos de explotación	47.47%

Gastos de administración y ventas	27.25%

HECHOS RELEVANTES
TELEX-CHILE S.A. Y FILIALES

Los hechos esenciales o relevantes informados a la Superintendencia de Valores y Seguros, en el ejercicio comprendido entre el 1 de enero y el 31 de diciembre de 2001, son los siguientes:

1.- Por carta de fecha 22 de enero de 2001 se informó lo siguiente:

Con fecha 19 de enero de 2001, se designó al señor Jorge Awad Mehech como nuevo Presidente del Directorio y al señor Juan Eduardo Ibáñez Walker como nuevo Vicepresidente del Directorio, sin que el Directorio experimentara cambios en su composición (versión completa ver en página web Superintendencia de Valores y Seguros).

2.- Por carta de fecha 22 de enero de 2001 la matriz Télex-Chile S.A. informó lo siguiente:

Que el Directorio de Télex-Chile S.A., en sesión extraordinaria celebrada con fecha 19 de enero de 2001, acordó citar a los señores accionistas de Télex-Chile S.A. a Junta Extraordinaria para el día miércoles 14 de marzo próximo, a las 18:30 horas, a celebrarse en las oficinas de la Compañía ubicadas en calle Rinconada El Salto Nro. 202, de la Comuna de Huechuraba, de la ciudad de Santiago, a objeto de pronunciarse sobre las siguientes materias:

1.- Aumentar el capital social por el monto equivalente en pesos de US$ 60 millones, o por aquel monto y en las condiciones que la junta determine.

2.- Adoptar todos los demás acuerdos que sean necesarios y conducentes a perfeccionar y llevar a cabo las decisiones de la junta extraordinaria de accionistas sobre las materias objeto de la convocatoria.

También se acordó designar al señor Jorge Awad Mehech como nuevo Presidente del Directorio y al señor Juan Eduardo Ibáñez Walker como nuevo Vicepresidente del Directorio, sin que el Directorio experimentara cambios en su composición (versión completa ver página web Superintendencia de Valores y Seguros).

3.- Por carta de fecha 13 de marzo de 2001 la matriz Télex-Chile S.A. informó lo siguiente:

Que el Directorio de Télex-Chile S.A., en sesión celebrada con fecha 13 de marzo de 2001, acordó postergar para el día 27 de abril de 2001 la celebración de la Junta Extraordinaria de Accionistas convocada para el día 14 de marzo de 2001.

El Directorio acordó asimismo convocar a los señores accionistas Junta Ordinaria de Accionistas, a celebrarse ese mismo día 27 de abril, procediéndose a celebrar la junta extraordinaria inmediatamente a continuación de la referida Junta Ordinaria de Accionistas.
Versión completa ver página web Superintendencia de Valores y Seguros.

4.- Por carta de fecha 15 de marzo de 2001 la matriz Télex-Chile S.A. informó lo siguiente:

Mediante carta de fecha 14 de marzo de 2001, Chilesat S.A. solicitó a los acreedores financieros que participan en la propiedad accionaria de Télex-Chile S.A. y son parte del Contrato de reprogramación de Pasivos de fecha 5 de octubre de 1999 suscrito con Chilesat S.A., una prórroga por un plazo de 12 meses para el pago de la cuota de capital con vencimiento el 5 de abril de 2001, por un monto ascendente a US$ 8,9 millones.

La prórroga ha sido solicitada considerando que la sociedad no cuenta actualmente con los recursos líquidos para efectuar la amortización de dicha cuota de capital y que se encuentra en curso el proceso para proveer a ambas compañías del capital que requieren para desarrollar sus negocios, habiéndose citado por el Directorio a una junta extraordinaria de accionistas a celebrarse el próximo día 27 de abril de 2001 para acordar un aumento de capital, según se comunicara en su oportunidad mediante un hecho esencial.

5.- Por carta de fecha 6 de abril de 2001 la matriz Télex-Chile S.A. informó lo siguiente:

Que según se informó oportunamente con carácter de hecho esencial, con fecha 14 de marzo de 2001 Chilesat S.A. solicitó a los acreedores financieros que participan en la propiedad accionaria de su matriz Télex-Chile S.A. y que a su vez son parte del Contrato de Reprogramación de Pasivos suscrito con Chilesat S.A. con fecha 5 de octubre de 1999, una prórroga por un plazo de 12 meses del pago de la cuota de capital con vencimiento el 5 de abril de 2001, cuyo monto asciende a US$ 8,90 millones, evitando de esta manera que pudiere verse enfrentada a una situación de incumplimiento de sus obligaciones.

Que no habiéndose recibido respuesta de los acreedores financieros de Chilesat S.A. respecto de la solicitud de prórroga y no contando ésta con los recursos de caja suficientes para efectuar dicho pago, Chilesat S.A. ha cesado en el pago de dicha cuota de capital que venció en el día de ayer.

Que los Directores de Télex-Chile S.A. y Chilesat S.A., en sesiones extraordinarias celebradas en el día de hoy, acordaron informar estos antecedentes con el carácter de hecho esencial a la Superintendencia de Valores y Seguros y a todas las bolsas de valores existentes en el país. Asimismo y en cumplimiento de lo establecido en el artículo 101 de la Ley de Sociedades Anónimas, acordaron convocar a los señores accionistas de dichas compañías a Junta Extraordinaria de Accionistas a celebrarse en calle Rinconada El Salto Nro. 202, de la Comuna de Huechuraba, de la ciudad de Santiago, a fin de informarles ampliamente sobre la situación legal, económica y financiera de la Sociedad.

Se informa asimismo que los Directores de Télex-Chile S.A., de Chilesat S.A. y de su filial Chilesat Servicios Empresariales S.A., acordaron a su vez presentar ante el tribunal competente proposiciones de convenio judicial preventivo a ser discutidas y aprobadas en junta de acreedores, a cuyo efecto solicitarán a sus respectivos acreedores el apoyo a dichas presentaciones, en los términos y a los efectos previstos en el artículo 177 bis de la Ley Nro. 18.175.

Las proposiciones de convenio en los casos de Télex-Chile S.A. y de Chilesat Servicios Empresariales S.A., obedecen a su condición de fiadores de la referida obligación de Chilesat S.A.

6.- Por carta de fecha 23 de abril de 2001 la matriz Télex-Chile S.A. informó lo siguiente:

1.- Que en relación con la Junta Extraordinaria de Accionistas convocada para el día viernes 27 de abril próximo, el Directorio acordó excluir de las materias a ser tratadas en ella, los números 2 y 3 de la tabla, esto es, los siguientes:

Aumentar el capital social por un monto equivalente en pesos a 60.000.000.- de dólares de los Estados Unidos de América, o por aquel monto que la junta resuelva, a ser enterado mediante la emisión de acciones de pago, pagaderas en la forma, condiciones, términos y plazos que determine la junta, a cuyo efecto podrá acordar la creación de series de acciones preferentes y/o la modificación o supresión de las preferencias o series actualmente existentes.

Adoptar todos los demás acuerdos que sean necesarios y conducentes a perfeccionar y llevar a cabo las decisiones de la junta extraordinaria de accionistas sobre las materias señaladas, como también aquellas adecuaciones y complementaciones al texto de los estatutos que sean consecuencia de las modificaciones que la junta acuerde, y otorgar los poderes que fueren necesarios para materializar los acuerdos que se adoptaren.

2.- Que sin perjuicio de lo anterior, el Directorio acordó convocar a sus accionistas a una nueva Junta Extraordinaria de Accionistas, a celebrarse con fecha 25 de mayo próximo, a las 15:00 horas, en calle Rinconada El Salto Nro. 202, de la Comuna de Huechuraba, Santiago, a fin de someter a consideración de la Junta las materias precedentemente señaladas que fueron excluidas de la convocatoria de la Junta Extraordinaria del 27 de abril próximo, y además, las siguientes:

1. Mantener, derogar o modificar el artículo Cuarto Transitorio de los Estatutos Sociales de Télex-Chile S.A., que declara como activo o inversión esencial de la Compañía las acciones que ésta posee en su filial Chilesat S.A.

2. Adoptar las demás decisiones relacionadas con la reestructuración y/o capitalización de los pasivos de la Compañía en cuanto sean materias que deben ser resueltas por la Junta Extraordinaria de Accionistas.

3.- Que en mérito a lo anteriormente expuesto, la Compañía informará mediante aviso a sus accionistas y al público en general respecto de la referida exclusión de las materias a ser tratadas en la Junta Extraordinaria a celebrarse el próximo 27 de abril, sin perjuicio de lo cual, y a través del procedimiento previsto en el artículo 59 de la Ley Nro. 18.046 sobre Sociedades Anónimas, les avisará oportunamente sobre la citación y materias a ser tratadas en la Junta Extraordinaria convocada para el 25 de mayo próximo.

7.- Por carta de fecha 2 de mayo de 2001 se informó lo siguiente:

1.- Que la Junta Ordinaria de Accionistas de la Compañía celebrada el 27 de abril de 2001, la que contó con la asistencia de la totalidad de las acciones emitidas por la Sociedad, se procedió a elegir un nuevo Directorio de la Compañía, cuyos miembros ejercerán sus funciones por un nuevo período estatutario (versión completa ver página web Superintendnecia de Valores y Seguros).

2.- Se informa asimismo que la Junta, por unanimidad, aprobó la Memoria Anual, el Balance, Estado de resultados e Informe de los Auditores externos correspondientes al ejercicio finalizado el 31 de diciembre de 2000.

3.- Asimismo, y también por unanimidad, la Junta adoptó, entre otros acuerdos, los siguientes:

a) Designar como Auditores Externos a las firmas Ernst & Young, Deloitte & Touche y Arthur Andersen, y que el Directorio acuerde en definitiva cuál de entre las firmas designadas ejercerá la función de auditoría externa.

b) Aprobar las operaciones efectuadas por la Compañía a que se refiere el artículo 44 de la Ley de Sociedades Anónimas.

c) Designar al diario Estrategia para efectuar las citaciones y demás avisos y publicaciones que la Sociedad deba efectuar.

4.- Se informa finalmente que en la Junta Extraordinaria de Accionistas celebrada previamente a la Junta Ordinaria, se informó ampliamente a los señores accionistas acerca de la situación legal, económica y financiera de la Compañía, dando con ello cumplimiento a lo establecido en el artículo 101 de la Ley de Sociedades Anónimas.

8.- Por carta de fecha 7 de mayo de 2001 se informó lo siguiente:

1.- Que en sesión extraordinaria de Directorio celebrada con fecha 4 de mayo de 2001, en la que se constituyó en nuevo Directorio designado en la Junta Ordinaria de Accionistas celebrada con fecha 27 de abril de 2001, se acordó designar nuevamente al señor Jorge Awad Mehech como Presidente del Directorio y de la Compañía, y al señor Juan Eduardo Ibáñez Walker como Vicepresidente.

2.- El Directorio tomó conocimiento de la renuncia al cargo de Gerente General presentada por el señor Ramón Valdivieso Ríos, designándose como nuevo Gerente General al señor Alejandro Ulloa Azócar.

9.- Por carta de fecha 23 de mayo de 2001 se informó lo siguiente:

1.- Que la Compañía llevó a cabo una revisión de sus procesos operacionales administrativos y comerciales, cuyos resultados le han permitido implementar un Plan de Gestión y Reducción de Costos destinado a mejorar su eficiencia operacional, a fin de maximizar la rentabilidad marginal de sus líneas de negocios.

El referido plan considera la reagrupación de áreas afines que comparten procesos, la racionalización y redimensionamiento de ciertas actividades, la reducción de oficinas regionales y de espacios, y la externalización de algunos procesos, lo cual ha implicado desvincular a un total de 184 empleados.

2.- La Compañía estima que una vez implementado este Plan de Gestión y Reducción de Costos, le reportará un ahorro neto superior a los $ 3.300 millones en base anual, mejorando sustancialmente sus indicadores de eficiencia.

10.- Por carta de fecha 28 de mayo de 2001 se informó lo siguiente:

Que en lo que respecta a la Junta Extraordinaria de Accionistas de Télex-Chile S.A., convocada para el 25 de mayo de 2001, ésta no se llevó a efecto, al no reunirse el quórum establecido en la Ley de Sociedades Anónimas y en los estatutos sociales, el cual es equivalente a la mayoría absoluta de las acciones emitidas con derecho a voto.

Sin perjuicio de lo expuesto, se informa que en sesiones de Directorio celebradas ese mismo día, el Directorio de la Compañía y el de su filial Chilesat S.A., acordaron elaborar una proposición a ser presentada a sus respectivos acreedores financieros, que considere las bases necesarias para llevar a cabo un proceso de venta de sus activos o parte de ellos y/o la incorporación de un socio estratégico, que permitan con los recursos que se obtengan contribuir a amortizar sus pasivos financieros.

Para dichos efectos, las bases de la proposición a ser presentada a los acreedores financieros consideran encomendar la conducción del referido proceso a un banco de inversiones, para que en un período que no exceda al 31 de diciembre de 2002, y mediante un mecanismo de llamado abierto, se aboque a la búsqueda de empresas interesadas y evalúe la mejor oferta o proposición de alternativa de solución para la empresa en base a esa propuesta, y que permita simultáneamente, como se ha hecho hasta ahora, el desarrollo de su gestión operativa.

Los acuerdos específicos a que se llegue con los acreedores financieros deberán ser aprobados en su oportunidad por los respectivos directorios de Télex-Chile S.A. y Chilesat S.A., y sometidos a la consideración y aprobación de sus respectivas juntas de accionistas.

Consecuente con lo anteriormente expuesto, el Directorio de Télex-Chile S.A. acordó dejar sin efecto la convocatoria en segunda citación a la Junta Extraordinaria de Accionistas que no pudo realizarse el pasado 25 de mayo por falta de quórum, y convocar a una nueva Junta Extraordinaria de Accionistas para el próximo 6 de julio.

En ese mismo contexto, el Directorio de Chilesat S.A. acordó dejar sin efecto la convocatoria a la Junta Extraordinaria de Accionistas fijada para el 8 de junio próximo, y convocar a una nueva Junta Extraordinaria a celebrarse también el 6 de julio próximo, a continuación de la Junta Extraordinaria de Télex-Chile S.A.

11.- Por carta de fecha 19 de junio de 2001 se informó lo siguiente:

Que en sesiones extraordinarias de Directorio de Télex-Chile S.A. y de Chilesat S.A., celebradas ambas el día 18 de junio recién pasado, sus respectivos Directorios tomaron conocimiento de la renuncia al cargo de director de ambas Compañías presentada por el señor Raúl Sotomayor Valenzuela y se designó en su reemplazo a don Heriberto Urzúa Sánchez (versión completa ver en página web Superintendencia de Valores y Seguros).

12.- Por carta de fecha 19 de junio de 2001 se informó lo siguiente:

1.- Que en sesiones extraordinarias de Directorio de Télex-Chile S.A. y de Chilesat S.A., celebradas ambas el día 18 de junio recién pasado, sus respectivos Directorios acordaron por unanimidad, suspender las respectivas convocatorias a juntas extraordinarias de accionistas que mediante el referido hecho esencial se habían anunciado para celebrarse el día 6 de julio próximo, convocatorias que no llegaron a materializarse, al encontrarse pendiente el plazo para cursar sus avisos y cartas de citación correspondientes.

2.- Que las referidas suspensiones fueron acordadas en atención a que aún no ha concluido el proceso de adopción de los acuerdos específicos a que se debe llegar con sus respectivos acreedores financieros, que consideran las bases necesarias para llevar a cabo un proceso de venta de sus activos o parte de ellos y/o la incorporación de un socio estratégico, que permitan con los recursos que se obtengan contribuir a amortizar sus pasivos financieros, y que según se señaló en el hecho esencial de la referencia, deben ser aprobados en su oportunidad por los respectivos directorios de Télex-Chile S.A. y Chilesat S.A., y sometidos a la consideración de sus respectivas juntas de accionistas.

3.- La nueva fecha que los respectivos Directorios establezcan para la celebración de las referidas juntas de accionistas, como las materias a ser tratadas en ellas, serán informadas oportunamente.

13.- Por carta de fecha 20 de julio de 2001 se informó lo siguiente:

Que en sesión celebrada el día 19 de julio de 2001, el Directorio de la matriz Télex-Chile S.A., acordó convocar a sus accionistas a una Junta General Extraordinaria para el día 31 de agosto de 2001, a las 10:00 horas, a celebrarse en calle Rinconada El Salto N0 202, de la Comuna de Huechuraba, Santiago, a fin de someter a consideración de la junta las siguientes materias:

1.- Derogar el artículo Cuarto Transitorio de los Estatutos Sociales, el cual establece que, "sin perjuicio de las facultades legales y estatutarias que le corresponden, la Junta Extraordinaria de Accionistas por un quórum no inferior al 90% de las acciones emitidas con derecho a voto, será la instancia social facultada para acordar a cualquier título, y total o parcialmente, la enajenación, constitución de derechos reales o personales y en general de cualquier gravamen de las acciones de su filial Chilesat S.A. que, dada su importancia, han sido declaradas por Junta Extraordinaria de Accionistas como bien o inversión esencial, conforme a su política de inversiones y financiamiento".

2.- Adoptar los demás acuerdos que sean necesarios y conducentes a perfeccionar y llevar a cabo las decisiones de la Junta Extraordinaria de Accionistas sobre la materia antes señalada, como también aquellas adecuaciones al texto de los estatutos sociales que sean consecuencia de los acuerdos que se adoptaren.

La convocatoria a Junta Extraordinaria de Accionistas para que éstos se pronuncien respecto de la materia anteriormente indicada, se enmarca en las proposiciones de convenio judicial preventivo presentadas por la filial Chilesat S.A., como también en los términos del memorándum de acuerdo ya suscrito por una amplia mayoría de los accionistas de la Compañía y por casi la totalidad de los acreedores financieros de ésta y de su filial Chilesat S.A.

Los términos de dicho memorándum de acuerdo, que considera las bases necesarias para llevar a cabo un proceso de venta de sus activos o parte de ellos y/o la incorporación de un socio estratégico, que permita con los recursos que se obtenga contribuir a amortizar sus pasivos financieros, serán informados una vez que el documento haya sido suscrito por todos sus otorgantes.

14.- Por carta de fecha 4 de septiembre de 2001 se informó lo siguiente:

Que en la Junta General Extraordinaria de Accionistas de la matriz Télex-Chile S.A. celebrada con fecha 31 de agosto de 2001, la que contó con la asistencia del 94,25% de las acciones con derecho a voto emitidas de la Compañía, se adoptaron los siguientes acuerdos:

1.- Con el voto favorable del 94,0311% de las acciones emitidas por la Compañía, equivalentes al 99,7587% de las acciones presentes en la Junta, ésta acordó derogar el artículo Cuarto Transitorio de los Estatutos Sociales, el cual establece que, "sin perjuicio de las facultades legales y estatutarias que le corresponden, la Junta Extraordinaria de Accionistas por un quórum no inferior al 90% de las acciones emitidas con derecho a voto, será la instancia social facultada para acordar a cualquier título, y total o parcialmente, la enajenación, constitución de derechos reales o personales y en general de cualquier gravamen de las acciones de su filial Chilesat S.A. que, dada su importancia, han sido declaradas por Junta Extraordinaria de Accionistas como bien o inversión esencial, conforme a su política de inversiones y financiamiento".

2.- Con el voto favorable del 94,0687% de las acciones emitidas por la Compañía, equivalentes al 99,7985% de las acciones presentes en la Junta, ésta acordó declarar que el activo correspondiente a las acciones de Chilesat S.A., dada su magnitud, requerirá para su enajenación de los acuerdos a adoptarse en Junta General Extraordinaria de Accionistas de conformidad al artículo 67 inciso segundo número nueve de la Ley 18.046".

El acuerdo transcrito en el N 2 precedente, significa que para enajenar el activo consistente en las acciones de la Compañía en su filial Chilesat S.A., se requerirá de un acuerdo adoptado en junta general extraordinaria de accionistas aprobado con el voto conforme de las dos terceras partes de las acciones emitidas con derecho a voto.

15.- Por carta de fecha 1 de octubre de 2001 se informó lo siguiente:

1.- Que en el día viernes 28 de septiembre recién pasado, la matriz Télex-Chile S.A. presentó ante la Iltma. Corte de Apelaciones de Santiago, para que proceda a su distribución ante el tribunal que corresponda, Proposiciones de Convenio Judicial Preventivo, a ser discutidas y aprobadas en junta de acreedores, todo ello de conformidad a lo establecido en los artículos 173 y siguientes de la Ley N0 18.175.

Dichas proposiciones serán presentadas ante el tribunal al cual se le asigne por la Iltma. Corte de Apelaciones de Santiago su conocimiento, una vez materializada la respectiva distribución.

La presentación de estas Proposiciones se enmarca en el Memorándum de Acuerdo suscrito por una amplia mayoría de los accionistas de la Compañía y por la casi totalidad de sus acreedores financieros de ambas Compañías. En dicho Memorándum se estableció al efecto que los acuerdos allí referidos deberán quedar reflejados en convenios judiciales preventivos que deberán suscribir Télex-Chile S.A. y su filial Chilesat S.A.

2.- Esta presentación de Proposiciones de Convenio Judicial Preventivo se origina en el mal estado de los negocios de la Compañía y en la previsión cierta de no tener los recursos económicos para pagar a sus acreedores financieros las obligaciones establecidas en el Contrato de Reprogramación de Créditos suscrito el 5 de octubre de 1999, y para dar cumplimiento a las garantías constituidas en favor de diversos acreedores.

Esta previsión se basa en la mala situación financiera de su filial Chilesat S.A., principal fuente de los ingresos de Télex-Chile S.A., la cual, como se informó a través de un hecho esencial enviado a esa Superintendencia con fecha 6 de abril último, ese día cesó en el pago de una cuota de capital de su deuda financiera, ascendente dicha cuota a US$ 8,90 millones.

3.- El objeto del convenio que se propone a los acreedores de Télex-Chile S.A., a fin de superar su estado de insolvencia, es procurar, sujeto al cumplimiento de las condiciones y requisitos que allí se establecen, lo siguiente:

3.1. La enajenación de todos los activos de Télex-Chile S.A. y/o de sus filiales, en los términos y dentro de los plazos señalados en las referidas Proposiciones, enajenación que podrá comprender la totalidad o una parcialidad de los mismos, siempre que constituyan unidades económicas.

En particular se comprenden en dicha enajenación, entre otros activos, las acciones de su filial Chilesat S.A. y las acciones de su filial Texcom S.A.

La enajenación de los activos será aprobada por la Junta Extraordinaria de Accionistas, y su ejecución será materializada por las Comisiones que se indican en las Proposiciones, conforme a los acuerdos que dichos órganos adopten. Para dichos efectos las Comisiones designarán un Banco Inversión de primera clase, dentro de una terna que conformará el Directorio de la Compañía, con el objeto de que ejecute el proceso de enajenación, procurando maximizar el valor económico de los activos y racionalizar los pasivos.

Sin perjuicio de la enajenación antes referida, el Directorio de la Compañía podrá continuar con la búsqueda de un socio estratégico, entendiendo por tal a una empresa que conozca el negocio de las telecomunicaciones y que cuente con recursos suficientes para el pago de las acreencias de los acreedores financieros.

3.2. La prórroga del pago de las obligaciones directas o indirectas de la Compañía, vencidas o que venzan, hasta el 31 de diciembre de 2002, entre tanto se procede a la enajenación indicada en el número 3.1. Precedente y sólo dentro de los plazos para ejecutar la enajenación antes dicha y sujeto a las condiciones que se señalan en dichas proposiciones.

Sin embargo, en las proposiciones se establece que los acreedores proveedores, los acreedores de contratos de arrendamiento con o sin opción de compra (leasing), y cualquier otro acreedor que no tenga la naturaleza de acreedor financiero, continúan siendo pagados en los términos vigentes, siempre que sean vinculados directamente a la operación.

3.3. Con el producto de las enajenaciones de los activos señalados en el N 3.1. se procederá a extinguir las obligaciones de los acreedores de Télex-Chile S.A.

3.4. La remisión de los créditos que no sea posible pagar, en los términos indicados en dichas Proposiciones de Convenio.

16.- Por carta de fecha 2 de octubre de 2001 se informó lo siguiente:

1.- Que en el día de ayer (1 de octubre de 2001), Chilesat S.A. presentó ante la Iltma. Corte de Apelaciones de Santiago, para que proceda a su distribución ante el tribunal que corresponda, Proposiciones de Convenio Judicial Preventivo, a ser discutidas y aprobadas en junta de acreedores, todo ello de conformidad a lo establecido en los artículos 173 y siguientes de la Ley Nro 18.175.

Dichas proposiciones serán presentadas ante el tribunal al cual se le asigne por la Iltma. Corte de Apelaciones de Santiago su conocimiento, una vez materializada la respectiva distribución.

La presentación de estas Proposiciones, relacionadas con las presentadas por su matriz Télex-Chile S.A., se enmarca en el Memorándum de Acuerdo suscrito por una amplia mayoría de los accionistas de Télex-Chile S.A. y por la casi totalidad de sus acreedores financieros y los de Chilesat S.A., el cual establece los términos y condiciones de la reestructuración del endeudamiento financiero de ambas Compañías.

En dicho Memorándum se estableció al efecto que los acuerdos allí referidos deberán quedar reflejados en convenios judiciales preventivos que deberán suscribir Chilesat S.A. y Télex-Chile S.A., habiéndose en el caso de esta última presentado dichas proposiciones a distribución ante la Iltma. Corte de Apelaciones de Santiago con fecha 28 de septiembre recién pasado.

2.- Esta presentación de Proposiciones de Convenio Judicial Preventivo se origina en la imposibilidad de Chilesat S.A. de pagar el día 5 de abril de 2001 la primera cuota de capital adeudada a sus acreedores financieros, ascendente dicha cuota a US$ 8,90 millones de dólares, según se informó a través de un hecho esencial enviado a esa Superintendencia con fecha 6 de abril último, y en el no pago de las cuotas de intereses que vencieron los días 5 de abril y 5 de julio ambas del año en curso, todo ello según fue pactado en el Contrato de Reprogramación de Chilesat S.A. suscrito con sus acreedores financieros, que consta de instrumento privado de fecha 5 de octubre de 1999, y en los acuerdos posteriores suscritos con el Banco de A. Edwards y el Banco de Crédito e Inversiones.

En virtud de la cláusula décima del Contrato de Reprogramación de Créditos de fecha 5 de octubre de 1999, se establecieron ciertas obligaciones, condiciones y modalidades a las cuales debía sujetarse Chilesat S.A., las que se encuentran incumplidas, por lo cual la situación de pagos de la Compañía fundamenta la presentación de estas Proposiciones de Convenio Judicial Preventivo, como un modo de prevenir la quiebra de la Sociedad.

3.- El objeto del convenio que se propone a los acreedores de Chilesat S.A., a fin de superar su estado de insolvencia, es procurar, sujeto al cumplimiento de las condiciones y requisitos que allí se establecen, lo siguiente:

3.1. La enajenación de todos los activos de Chilesat S.A. y/o de sus filiales, en los términos y dentro de los plazos señalados en las referidas Proposiciones, enajenación que podrá comprender la totalidad o una parcialidad de los mismos, siempre que constituyan unidades económicas.

La enajenación de los activos será aprobada por la Junta Extraordinaria de Accionistas, y su ejecución será materializada por una Comisión especial encargada de la enajenación de los activos de su matriz Télex-Chile S.A., según se señala en estas Proposiciones y en las de su matriz, y conforme a los acuerdos que dichos órganos adopten. Para dichos efectos la Comisión designará un Banco Inversión de primera clase, dentro de una terna que conformará el Directorio, con el objeto de que ejecute el proceso de enajenación, procurando maximizar el valor económico de los activos y racionalizar los pasivos.

Sin perjuicio de la enajenación antes referida, el Directorio de la matriz podrá continuar con la búsqueda de un socio estratégico, entendiendo por tal a una empresa que conozca el negocio de las telecomunicaciones y que cuente con recursos suficientes para el pago de las acreencias de los acreedores financieros.

3.2. Con el producto de la enajenación se procederá al pago de los créditos de los acreedores de Chilesat S.A., en la forma, términos y plazos establecidos en las proposiciones.

3.3. La prórroga del pago de las obligaciones vencidas o que venzan de los acreedores financieros, entre tanto se procede a la enajenación y pagos indicados en el número 3.1. y 3.2. precedente y sólo dentro de los plazos para ejecutar la enajenación antes dicha y sujeto a las condiciones que se señalan en dichas proposiciones.

Para dichos efectos, las obligaciones vencidas de Chilesat S.A. con sus Acreedores Financieros se prorrogan en la siguiente forma:

3.3.a) El capital de los créditos financieros de Chilesat S.A., incluyendo la cuota de capital vencida el 5 de abril de 2001, se pagará en una sola cuota cuyo vencimiento será el día 30 de diciembre de 2002.

3.3.b) La cuota de intereses vencida el 5 de abril de 2001 se pagará en dos cuotas iguales, la primera con vencimiento el 30 de noviembre de 2001 y la segunda con vencimiento el 30 de enero de 2002.

3.3.c) Las cuotas de intereses pagaderas durante los años 2001 y 2002, con excepción de la indicada en el numeral 3.3.b) precedente, se pagarán conjuntamente con el capital en la forma establecida en el numeral 3.3.a) precedente, a menos que la Compañía cuente con los recursos suficientes para anticipar dichos pagos, conforme se define tal circunstancia en las Proposiciones.

3.3.d) No obstante lo indicado en las letras anteriores, en el caso de la enajenación de las acciones y/o de los activos de Chilesat S.A., al momento de procederse al perfeccionamiento de dicha enajenación, el producto de ella será destinado al pago total o parcial de los créditos de los Acreedores Financieros de Chilesat S.A., según corresponda.

Sin embargo, en las proposiciones se establece que los acreedores proveedores, los acreedores de contratos de arrendamiento con o sin opción de compra (leasing), y cualquier otro acreedor que no tenga la naturaleza de acreedor financiero, continúan siendo pagados en los términos vigentes, siempre que sean vinculados directamente a la operación.

3.4. La remisión de los créditos que no sea posible pagar, en los términos indicados en dichas Proposiciones de Convenio.

Se informa finalmente que dada la presentación de estas nuevas Proposiciones, y que recogen los términos de los acuerdos a que se llegó con los acreedores financieros en el Memorándum anteriormente referido, la Compañía procederá a retirar sus anteriores Proposiciones de Convenio presentadas con fecha 10 de abril último ante el Noveno Juzgado Civil de Santiago.

17.- Por carta de fecha 6 de noviembre de 2001 se informó lo siguiente:

1.- Que conforme a los Estados Financieros de la Compañía al 30 de septiembre de 2001, aprobados por el Directorio en sesión ordinaria celebrada en el día de ayer, Télex-Chile S.A. registra a dicha fecha un patrimonio negativo de M$3.905.888, como resultado de una pérdida acumulada durante el presente ejercicio de M$28.084.298.

2.- La pérdida anteriormente indicada se encuentra fuertemente influenciada por el resultado fuera de explotación, el cual resultó negativo en M$21.788.780, representando un 77,6% de dicha pérdida.

3.- Que a fin de revertir la situación anterior, la Compañía se encuentra abocada a reforzar su base patrimonial mediante la incorporación de un nuevo inversionista, en el marco de las proposiciones de convenio judicial preventivo anteriormente informadas a esa Superintendencia, que le permita solucionar su situación de endeudamiento.

18.- Por carta de fecha 5 de diciembre de 2001 se informó lo siguiente:

Se informa como hecho público que el Directorio ha tomado conocimiento en el día de ayer que existe un grupo de empresas ligadas a Southern Cross que han realizado gestiones para adquirir créditos que algunos acreedores tienen en contra de la Compañía y sus filiales. El Directorio desconoce los términos, condiciones y el alcance de tales gestiones.

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ______________________
Rafael Wilhelm
Chief Financial Officer